vFinance, Inc.

June 2, 2006

By Edgar, US Mail and Facsimile to: 202-772-9208

Ms. Margaret Fitzgerald
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: vFinance, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006 File # 001-11454

Dear Ms. Fitzgerald:

We have reviewed your comment letter dated May 9, 2006 and have completed the response as per your instructions. We have indicated not only explanations as requested, but where necessary, I have included the proposed amended disclosure to the 10-KSB. If we have prospectively changed any of disclosures in response to your comments, in our most recent 10-Q filed on May15. 2006, it is so noted.

We appreciate your assistance in making our disclosures as complete and informative for the investor as possible, and although some change may be required of the 10-KSB, we think you will find that we have already greatly improved our format and disclosures in our recently filed 10-Q for the period ended March 31, 2006.

In connection with responding to your comments, vFinance Inc. acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will amend our 10-KSB once you have indicated that we have answered all of your questions and modified the disclosures to your satisfaction. Thank you for your assistance thus far.

You can call me any time to further discuss these issues at 561-981-1083.

Sincerely,


Sheila C. Reinken
Chief Financial Officer
vFinance, Inc.

Comment 1.

Please revise your presentation to separately present the balance of your allowance for doubtful accounts.

Response:

We have prospectively changed the presentation of our Balance Sheet(s) to reflect the accounts receivable balance and separately disclose the allowance for doubtful accounts. A sample of this new format as extracted from our 10-Q filing for the quarter ended March 31, 2006:

Consolidated Balance Sheet, Page F-2

                         vFinance, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS
Assets:                                                                         March 31, 2006        December 31, 2005
                                                                                 Unaudited
                                                                                --------------         --------------
     Current Assets:
         Cash and cash equivalents                                               $ 4,944,771            $ 4,427,406
         Due from clearing broker                                                    884,740                705,097
         Investments in trading securities                                           694,793                870,306
         Accounts receivable less allowance for doubtful
            accounts ($3,500 in 2006, $0 in 2005)                                    455,506                408,841
         Notes receivable - employees                                                 65,930                 67,588
         Prepaid expenses and other current assets                                   143,501                130,033
                                                                                --------------         --------------
     Total current assets                                                          7,189,241              6,609,271
     Furniture and equipment, at cost:
         Furniture and equipment                                                   1,435,421              1,383,878
         Software                                                                    173,890                173,890
                                                                                --------------         --------------
                                                                                   1,609,311              1,557,768
     Less accumulated depreciation                                                  (950,439)              (865,130)
                                                                                --------------         --------------
     Furniture and equipment, net                                                    658,872                692,638

     Intangible assets, net                                                        1,373,513              1,446,848
     Other assets                                                                    242,828                313,327
                                                                                --------------         --------------
Total assets                                                                     $ 9,464,454            $ 9,062,084
                                                                                ==============         ==============

Further we have prospectively enhanced the disclosure in our footnote regarding the Accounts Receivable accounting policy from the wording in the 10-KSB to the wording noted below in blue which was included in the 10-Q.

Accounts and Notes Receivable (as presented in the 10-KSB)

Accounts and notes receivable balances are reviewed monthly to determine the Company's ability to collect such receivables. The Company records both a specific and general reserve on such balances as deemed appropriate.

Accounts and Notes Receivable (as presented in the 10-Q filed May 15, 2006):

Accounts receivable consist of receivables incurred in the ordinary course of our business. The Company has a policy of establishing an allowance for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. The allowance for uncollectible receivables at March 31, 2006 was $3,500 and as of December 31, 2005 was $0.

Due to the immaterial nature of the allowance for the fiscal year ended 2005, ($0), we believe that the disclosure in our 10-KSB filing was adequate and we propose to amend our filings prospectively.

Comment 2:

Please revise your presentation to separately present interest and dividend income and interest expense.

Response:

The table below summarizes these amounts as they would have been presented if they had been presented separately on the Statements of Operations for the periods ended December 31, 2005 and 2004.

Consolidated Statements of Operations, Page F-3

                                      December 31,               December 31,
Description                               2005                       2004

Interest income                          82,641                     35,006
                                  ----------------------------------------------
Dividend income                           5,880                     27,272
                                  ----------------------------------------------
Interest expense                        (30,710)                  (283,982)
                                  ----------------------------------------------
Total                                  $ 57,811                 $ (221,704)
                                  ==============================================

We will amend the presentation in the 10-KSB to reflect the presentation shown in the table above.

Comment 3:

Please revise your footnotes to include your accounting policy for determining costs of revenues, including how management tracks and determines the allocated overhead expenses and those specifically related to your revenue streams (i.e. costs of revenues).

Response:

This footnote was not a part of our 10-KSB. However, as a result of receiving the SEC's suggestion for expanded disclosure, we have prospectively changed the presentation in our footnotes to include language describing our accounting policy for cost of revenues. The following disclosure appeared in our 10-Q filing for the quarterly period ended March 31, 2006:

Cost of revenue

The cost of revenue primarily consists of commissions paid (including those paid on success and consulting revenue), finder's fees and direct clearing and other transaction related costs including the costs associated with trading systems and fees imposed by electronic communications networks and various exchanges. Allocated overhead is not included in cost of revenue.

We plan to amend our 10-KSB filing for the year ended December 31, 2005 to reflect this same disclosure language.

Comment 4:

Please revise your disclosure to include a description of your accounting policy for your allowance for bad debts. In your description, please discuss how management establishes and validates the accuracy of this estimate for losses and provide a roll forward of your allowance for all periods presented. Also, provide us a reconciliation of the changes in your allowance to the amounts reported in your Statement of Cash Flows.

Response:

Note 2: Significant Accounting Policies and Other Matters, Page F-6

Accounts receivable

Presented below is the footnote as it appeared in the 10-KSB:

Accounts and Notes Receivable

Accounts and notes receivable balances are reviewed monthly to determine the Company's ability to collect such receivables. The Company records both a specific and general reserve on such balances as deemed appropriate.

We have changed this footnote prospectively in our 10-Q filing for the period ended March 31, 2006 as follows:

Accounts receivable

Accounts receivable consist of receivables incurred in the ordinary course of our business. The Company has a policy of establishing an allowance for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. The allowance for uncollectible receivables at March 31, 2006 was $3,500 and as of December 31, 2005 was $0.

A receivable from one independent contractor in the amount of $157,096 accounted for 35% of the Company's accounts receivable balance at March 31, 2006. A receivable from one customer in the amount of $73,847, accounted for 18% of the Company's receivable balance at December 31, 2005.

In the amended 10-KSB, we will include the following revised footnote disclosure:

Accounts receivable

Accounts receivable consist of receivables incurred in the ordinary course of our business. The Company has a policy of establishing an allowance for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. The allowance for uncollectible receivables at December 31, 2005 was $0 and as of December 31, 2004 was $6,014.

As for the balances and reconciliation to the Statement of Cash Flows, the balance in allowance for doubtful accounts at 12/31/05 and 12/31/04 were $0 and $6,014, respectively. During fiscal 2005 additional reserves for bad debt totaled 69,657 and write offs against those reserves totaled $75,671 leaving a balance of $0. The provision adjustment of $69,657 on our statement of cash flows reflects the complete usage of all allowances as an adjustment to reconcile net income to net cash.

Comment 5:

Please revise your disclosure to include a description of how your accounting policy deals with lease expense, including how management takes rent holidays and escalations into account.

Response:

We propose to amend our 10-KSB to reflect the following disclosure:

Note 2: Significant Accounting Policies and Other Matters, Page F-6

The Company has three operating leases for its office space, at its corporate headquarters in Boca Raton, Florida, a branch office in New York City, New York and its disaster recovery center in Mount Laurel, New Jersey. These leases generally require the Company to pay costs, such as real estate taxes, common area maintenance costs and utilities. In addition, these leases generally include scheduled rent increases and may include rent holidays. The Company accounts for material escalations and rent holidays on a straight-line basis over the initial terms of the leases, commencing on the date the Company can take possession of the leased facility. Resulting liabilities are recorded as short-term or long-term deferred rent liabilities as appropriate. These liabilities are then amortized as a reduction of rent expense on a straight-line basis over the life of the related lease.

Comment 6.

Note 2: Significant Accounting Policies and Other Matters, Page F-6

Please revise your disclosure to address the impact of the newly issued accounting pronouncements.

Response:

We addressed this prospectively in our filing 10-Q for the period ended March 31, 2006 as noted:

Recent accounting pronouncements

In February 2006, the Financial Accounting Standards Board issued Statement No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Instruments: An Amendment of FASB Statements No. 133 and 140". Management does not believe that this statement will have a significant impact as the Company does not use such instruments.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

We will revise our 10-KSB to reflect this same disclosure.

Comment 7.

We note in your disclosure that retainer fees are recognized as services are provided. Given this accounting treatment, we would anticipate a charge related to the deferred revenue. Please revise to quantify the amount of deferred revenue as of December 31, 2005, or clarify your accounting policy.

Response:

In our 10-KSB for the period ended December 31, 2005, we cited the following policy:

Note 2: Revenue Recognition, Page F-6

The Company earns revenue (commissions) from brokerage and trading which is recognized on the day of the trade - trade date basis. The Company also earns revenue from investment banking and consulting. Monthly retainer fees for investment banking and consulting are recognized as services are provided. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

In our recently filed 10-Q, we reviewed our policy and revised the disclosure to read as follows:

We earn revenue from brokerage and trading which is recognized on the day of the trade. We also earn revenue from investment banking and consulting. Monthly consulting fees for investment banking are recognized as earned. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

It is the opinion of management that our fees are for providing consulting services in several areas of the investment banking process and we do not receive retainers for services to be rendered. Thus, we have revised our description to reflect the true nature of these fees as consulting revenue. The fees are related to specific projects and may or may not result in our doing additional work for the client. The projects are relatively short in duration, (normally they are completed in one month, sometimes lasting 3 months, and produce revenue that is nominal in value, (usually $10,000 to $30,000 in fees). In addition, some of this revenue is to satisfy the direct or indirect costs of performing this service. It is the opinion of management that because these fees may or may not lead to further engagement by the client, and that there is no guarantee that further engagement exists at the time this initial contract is signed, that this fee is the function of a stand alone process and that revenue is properly recognized during the service period.

Comment 8:

Please revise your disclosure to describe the nature of success fees and how they are earned and recognized.

Response:

Note 2: Revenue Recognition, Page F-6

Below is an excerpt from our 10-KSB followed by the language included in our 10-Q filing for the quarter ended March 31, 2006 changed prospectively to address the SEC's suggested revision:

10-KSB existing disclosure:

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis. The Company also earns revenue from investment banking and consulting. Monthly retainer fees for investment banking and consulting are recognized as services are provided. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

We propose to amend our 10-KSB for the period ended December 31, 2005 to read as follows:

We earn revenue from brokerage and trading which are recognized at the time of execution. We also earn revenue from investment banking and consulting. Monthly consulting fees for investment banking are recognized as earned. Investment banking success fees are revenues that are paid only upon successful completion of a capital raise or similar transaction. Success fees are generally based on a percentage of the total value the customers benefit from the transaction. These fees are not accrued for at any time during the process of completing the transaction, but instead are booked when the transaction is "Successful" and the fees are earned as a result of the successful completion of that transaction.

Comment 9.

Please provide us a schedule of our investments held as of December 31, 2005, indicating which companies are publicly held, which companies are privately held and the dollar amount of gains and losses recognized in FYE 2005 and FYE 2004 on each investment.

Response:

Note 2: Investments, Page F-8

In this item you have requested a schedule of our investments held as of December 31, 2005 and 2004. I have attached those schedules below respectively for three types of investments: securities traded in our market making activities, securities received in our investment banking transactions and warrants received in our investment banking transactions. As a matter of system limitations, we are only able to provide unrealized profit and loss by position on securities that we maintain in our success account and our warrant account. Securities maintained in our proprietary trading accounts are too voluminous to track manually, and we have been told that cost level tracking for every trade and position cannot be done within these accounts. Appendix A, tables 1 through 6 provide the details you requested.

Comment 10:

Please tell us how you have determined the values of your investments which are not publicly traded and those that are publicly traded but for which no active market exists. In your response, please tell us how you have considered restrictions on the shares and warrants in your valuation. You may wish to incorporate this information into the schedule requested in the prior comment.

Response:

All of our shares of common stock are publicly traded and valued by our clearing firm. If there is no ready market for the shares, then our clearing firm reflects no price for them; this results in an unrealized loss for the entire value of the shares (i.e. securities with no ready market are held at $0). Publicly traded shares that are readily tradable are priced using market data services of the clearing firm's choice. To the extent that shares are publicly traded, but the shares held are restricted and thinly traded, those shares are recorded at a 25% discount to the current market value. If restricted shares are not readily traded and pricing is unavailable, they are valued at $0 and an unrealized loss is recorded.

Comment 11:

We note that you have utilized the guidance in EITF 00-8 to value equity instruments obtained in the exchange for your investment banking services. For each of the equity grants you have obtained, please provide us your analyses under EITF 00-8 and tell us how you have determined the measurement date utilized for determining the fair values of these instruments.

Response:

Equity instruments are received in one of three forms and are valued on the measurement date which is defined as the date at which we achieve the performance necessary to earn the equity instrument in accordance with EITF 00-8. The forms are unrestricted shares of a publicly traded company, (which are valued as discussed in comment 10), restricted shares or warrants.

Comment 12:

Please revise your footnote to include the disclosure required by paragraph 2(e) of SFAS 148.

Response:

We propose to amend our 10-KSB to reflect the following disclosure:

Stock-based compensation

In accordance with the provisions of SFAS 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148 `Accounting for Stock Based Compensation - Transition and Disclosure- an amendment of FAS Statement No, 123" the company has elected to follow Accounting Principals Board Opinion ("APB") No 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for it's employee stock-based compensation plans. Under APB 25, if the exercise price of employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized. Had compensation expense been determined consistent with SFAS 123, the Company's net income (loss) and earnings per share would have been changed to the following pro forma amounts:

                                                                                           For the year ended
                                                                                              December 31,
                                                                                    ----------------------------------
                                                                                         2005                2004
                                                                                    ----------------   ---------------
Net (loss) income applicable to common shareholders - as reported                      (1,137,398)         2,774,435
    Total stock-based employee compensation expense under fair value
    method for all awards, net of income tax effect                                      (406,171)         (487,205)
                                                                                    ----------------   ---------------

  Pro forma (loss) income applicable to common Shareholders                            (1,543,569)         2,287,230
                                                                                      ==============   ===============
Earnings per share
   Basic
     As reported                                                                      $     (0.03)      $       0.08
     Pro forma                                                                              (0.04)              0.07
   Diluted
     As reported                                                                                -               0.08
     Pro forma                                                                                  -               0.06


Comment 13:

Please revise your disclosure to include a discussion of the procedures performed to recognize and measure goodwill impairment, including a description of the facts and circumstances leading to the recognized impairment. Refer to paragraphs 19-22 and 47 of SFAS 142.

Response:

We have prospectively amended our 10-Q for the period ended March 31, 2006 as follows:

Intangible assets Intangible assets consist of assets acquired in connection with acquisitions and include a customer list. The Company accounts for intangible assets in accordance with SFAS 142. The asset has been capitalized and is being amortized using the straight-line method over an expected useful life of five years.

We plan to include the following disclosure in our amended 10-KSB to explain the procedures performed to recognize and measure goodwill impairment including a description of the facts and circumstances leading to the recognized impairment:

On an annual basis, the Company reviews the recoverability of goodwill based primarily upon an analysis of discounted cash flows of the related reporting unit as compared to the carrying value or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Generally, the Company performs its annual assessment for impairment during the fourth quarter of its fiscal year, unless facts and circumstances require otherwise. During the fourth quarter of 2005, the Company determined that the goodwill associated with the acquisition of First Level Capital was no longer recoverable. This was as a result of determining that the final contributing brokers with the First Level Capital acquisition had left the firm in August of 2005 and therefore the discounted cash flows no longer exceeded the carrying value of goodwill. Therefore the entire amount of goodwill remaining, $420,000 was impaired, and fully written-off in December 2005.

Comment 14:

In order for investors to better understand the transaction in your goodwill balance, please provide a roll-forward of goodwill for all periods presented. Refer to paragraph 45(c) of SFAS 142

Response:

We propose to provide the following disclosure in our amended 10-KSB and have prospectively reflected similar information in our 10-Q for the period ended March 31, 2006:

At December 31, 2005 and December 31, 2004 respectively, goodwill and intangible assets consisted of the following:

                                             Goodwill Assets at

                                     December 31,               December 31,
Description                              2005                       2004

Goodwill - First Level Capital                                    1,446,848
Goodwill - EquityStation                       -                    420,000
                                     ------------------------------------------
Impairment - First Level Capital                                   (420,000)
Total Goodwill                               $ -                $ 1,446,848
                                     ===========================================



                                          Intangible Assets at

                            Useful Life       December 31,        December 31,
Description                  (Years)              2005                 2004

Customer list                   5              1,466,848               -
                            -------------------------------------------------
Accumulated amortization                               -               -
                            -------------------------------------------------
Total intangible assets                      $ 1,466,848             $ -
                            =================================================

During the period ended December 31, 2005 the Company performed an impairment analysis of it's goodwill and in accordance with FAS 142 paragraph 20 noted that the carrying amount of the intangible assets exceeded the implied fair value of the assets and thus recorded an impairment charge of $420,000.

The Company acquired selected assets of Global Partner's Securities and the broker-dealer, EquityStation, Inc. in November 2004. The Company recorded the goodwill associated with the transaction initially in December 2004. The Company initially considered the goodwill to be associated with the brand EquityStation and therefore it was recorded as an intangible asset with an indefinite life so no amortization was recorded, in accordance with SFAS 142. During the first year after the acquisition, the Company determined that there was no brand equity associated with the EquityStation name and that it would provide no useful utility and that the goodwill instead was attached to the associated customer lists. The goodwill was assigned to an amortizable intangible asset, customer lists, in December 2005 and subsequently became amortizable over the average useful life. The average life of the customer list was determined to be 5 years based upon the historical norms of EquityStation customer relationships. Management did not believe that amortization expense should have been recorded during the period from November 2004 through November 2005 because during that time, the goodwill was assigned to an intangible with an indefinite life, the brand "EquityStation".

Comment 15:

We note that in 2005, you re-classed $1.4 million out of goodwill and into customer relationships. In regards to this reclassification, please revise to include the following:

o   The events which lead to this reclassification
o   How management determined a 5 years amortization period was appropriate, and
o How management has accounted for the amortization of this intangible which should have been recognized from November 2004 to November 2005.

Response: (Please read the response to comment 14 above .)

We propose to provide the following disclosure in our amended 10-KSB:

Intangible Asset

The carrying value of intangible assets as well as other long-lived assets is reviewed annually and if the facts and circumstances suggest that they may be impaired. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted estimated cash flows of the Company over the remaining amortization period, the Company's carrying values of the assets would be reduced to their estimated fair values in accordance with Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS ("FAS 144"). Among other factors considered in such evaluation is the historical and projected operating performance of business operations, the operating environment and business strategy, competitive information and market trends. As a result of the acquisition of EquityStation and certain assets of Global Partners Securities in November 2004, the Company recorded goodwill in the amount of $1,446,848. The Company had goodwill of $1,866,848 as of December 31, 2004, which constituted approximately 19% of our total assets. In November 2005, the Company reassessed the allocation of the original purchase price of EquityStation and Global and re-classified the goodwill to customer lists. This reclassification is as a result of a determination by management that the value in the name recognition that was believed to be the primary benefit from the acquisition was no longer going to be a focus by management. The EquityStation name is going to be phased out starting in 2006. As such, management reevaluated its acquisition, as it has the right to do within the first 12 months, and determined that the value it obtained in the acquisition remained in the customer relationships and the customer lists that it purchased in November 2004 . The customer lists will be amortized over 5 years based on the company's historical review of its customer relationships. No amortization expense has been recorded through December 31, 2005 because the amount of amortization for the last 6 weeks of the year was deemed to be immaterial. The amortization was determined to become effective January 1, 2006. Management continues to evaluate this balance on an ongoing basis and as a result of this evaluation, has impaired the remaining goodwill by $420,000 against its First Level acquisition. Management believes that there has not been an impairment of its remaining long-lived assets as of December 31, 2005. The Company's remaining goodwill balance as of December 31, 2005 was $0.

Comment 16:

Please revise to disclose why management did not believe interest could be collected on the forgivable loans and to further explain why no interest should be imputed on the loans.

Response:

We propose to provide the following disclosure in our amended 10-KSB:

Forgivable Loans

In order to remain competitive in the marketplace, the Company has previously granted forgivable loans to certain employees, primarily registered representatives, as part of their compensation package in order to attract them to join the firm. The terms of the loans ranged from two to five years with scheduled maturity dates from 2002 to 2005. For each year the employee was in good standing with the Company, the Company forgives a ratable portion of the loan and charges this amount to compensation expense. If the employee is terminated, the principal balance is due and payable within 120 days.
Historically the Company has not been able to collect any monies due on forgivable loans and has since limited the practice of granting these loans. The loans do not bear interest and interest is not imputed because the Company's ability to collect such interest would not be probable. As of December 31, 2005, the balance of the forgivable loans was $0, as the balance was fully amortized in 2005. The loans have historically not borne interest although imputed interest would have been the more correct accounting treatment, though against the industry norm. The company has determined that had it imputed interest for the periods ended December 31, 2004 and December 31, 2005, at a rate of 7.125% per annum, this amount would have been $3,405.76 and $82.47 respectively, and immaterial to the financial statements. Imputed Interest on Forgivable Loans at 12/31/04 & 12/31/05


                                              Loan Receivable          Interest Rate             Imputed Interest
Balance @ January 1, 2004                         86,758.50               7.125%                       515.13
                                                  79,675.17               7.125%                       473.07
                                                  72,591.84               7.125%                       431.01
                                                  65,508.51               7.125%                       388.96
                                                  58,425.18               7.125%                       346.90
                                                  51,341.85               7.125%                       304.84
                                                  44,258.51               7.125%                       262.78
                                                  37,175.18               7.125%                       220.73
                                                  30,091.85               7.125%                       178.67
                                                  23,008.51               7.125%                       136.61
                                                  15,925.18               7.125%                        94.56
Balance @ December 21, 2004                        8,841.85               7.125%                        52.50
                                                                                                                 ----------------
                                                                            Total Imputed Interest @ 12/31/04            3405.76
                                                                                                                 ================


Balance @ January 1, 2005                          6,597.22               7.125%                        39.17
                                                   4,513.89               7.125%                        26.80
                                                   2,430.56               7.125%                        14.43
                                                     347.22               7.125%                         2.06
Balance @ December 31, 2005                               0
                                                                                                                 ----------------
                                                                            Total Imputed Interest @ 12/31/05              82.47
                                                                                                                 ================


Comment 17:

Please revise to disclose to whom the forgivable loans were being made and to disclose the purpose of the loans.

Response:

Disclosure existing in 10-KSB (amended language is in blue)

In order to remain competitive in the marketplace, the Company previously granted forgivable loans to certain employees, primarily registered representatives, as part of their compensation package in order to attract them to join the firm. (Please refer to the answer to comment 16 above for the full paragraph disclosure.) The loans were not made to officers or directors of the company.

Comment 18:

Please revise your presentation of the pro forma financial statements to clearly explain the periods presented and the assumptions being made in the pro forma presentation. Clarify how this disclosure complies with paragraph 54 of SFAS 141.

Response:

Since the acquisition occurred in November 2004, the pro-forma presents the statement of operations giving effect to the acquisition as if it had occurred on January 1, 2004. There is no pro-forma presented for the year ended December 31, 2005 due to the fact that the acquisition had occurred prior to January 1, 2005.

Comment 19:

Please revise to discuss the events which triggered the impairment of your investment in JSM joint venture, and discuss the timing of your charge. In your revision, please specifically discuss the events which occurred between December 31, 2004 and August 2005 that indicated an impairment of the investment existed.

Response:

We propose to provide the following amended disclosure in our amended 10-KSB (amended language is shown in blue):

On January 1, 2003, the Company entered into a Joint Venture Agreement with JSM Capital Holding Corp. ("JSM"), a retail brokerage operations headquartered in New York and founded by John S. Matthews, and on December 19, 2002 an
Independent Contractors Agreement with John S. Matthews for him to be a registered representative with the Company. The Company issued JSM 1,000,000 warrants to purchase its common stock at an exercise price of $0.20 in exchange for a 19% equity position in JSM. The warrants were valued using the Black-Scholes valuation method which calculated the value to be $0.08 per warrant, or $80,000. The Company accounts for this investment using the cost method. Effective May 1, 2003, vFinance merged its "company-owned" retail branches into JSM. Effective upon such merger JSM became an independent contractor of the Company. During the month of August, the Company became aware of what it believed was a material breach in its contract with JSM, the breach was caused by a failure to disclose business that John S. Matthews was doing away from the firm. The failure to disclose was not only a breach of the contract, but also a failure by John S. Matthews to comply with the broker dealer's supervisory procedures and with NASD and SEC regulations. These activities were deemed to be so egregious, that the firm had no option but to terminate its contract with John S. Matthews and JSM for cause. In August 2005, the relationship between the Company and John S. Matthews and JSM was terminated, and management fully impaired the investment in the last quarter of 2005, when it determined that JSM had no remaining material assets or operations.

Comment 20:

Please revise the Liquidity section of MD&A to discuss that management does not believe that future income will be sufficient to allow for the utilization of net operating losses, resulting in the valuation allowance against your deferred tax assets.

Response:

We will append the following language to our Liquidity and Capital Resource section of the M, D & A for our 10-KSB:

For the period ended December 31, 2005, we had a gross deferred tax asset of $4,622, 252 which was offset by a valuation allowance in the amount of $4,622,252 which amounted to a net deferred tax asset of $0. The valuation allowance was recorded against certain deferred tax assets that have been generated from net operating losses. In evaluating whether we would recover these deferred tax assets, we have not assumed any future taxable income in the jurisdictions associated with these carry-forwards. Management believes that based on its history of generating operating losses, that the ability to realize the benefit of the net operation losses to offset future taxable income is uncertain. However, future income generation and/or the use of tax planning strategies to recover these deferred tax assets could lead to the reversal of these valuation allowances and a reduction of income tax expense. We believe that our estimates for the valuation allowances reserved against the deferred tax assets are appropriate based on current facts and circumstances. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors.

Comment 21:

We note that in 2001, you entered into a financing arrangement with SBI. In regards to your loan with SBI, please revise your filing to include the following:

o How management calculated the imputed interest to be $563,000 at the date the agreement was executed o How management calculated the beneficial conversion feature and commitment date utilized for measurement purposes

Refer us to the accounting literature you have considered.

Response:

This information has been disclosed in our 2005 10-KSB:

In accordance with EITF Issue No. 00-27, (APPLICATION OF ISSUE NO. 98-5),ACCOUNTING FOR CONVERTIBLE SECURITIES WITH BENEFICIAL CONVERSION FEATURES OF CONTINGENTLY ADJUSTABLE CONVERSION RATIOS, IN CERTAIN CONVERTIBLE INSTRUMENTS, and APB # 21 (INTEREST ON RECEIVABLES AND PAYABLES) the Company recorded an imputed interest factor related to the Note Purchase Agreement of $563,000. The Company fully expensed the beneficial conversion factor due to the fact that the SBI Note was immediately convertible. The net one time charge to the financial statements was $412,000.

Response:

We will append the following language to our 10-KSB disclosure:

The imputed interest was calculated using a discount rate of 24% per annum on the original note balance of $975,000 which amounted to $563,000. This imputed interest was being amortized over four years, the life of the note. The beneficial conversion feature ("BCF") was calculated based on a conversion price of $0.285 per share convertible into 3,421,053 shares on November 28, 2001, the date the note was issued, when the common stock was selling at $0.74 per share. The BCF = $0.74 - $0.285 = $0.455 * 3,421,053 = $1,556,579. At the time, the note's principal balance was only $412,000 (975,000 - $563,000 in imputed interest) so $412,000 was the maximum amount recorded as BCF.

Comment # 22:

Please revise to clearly disclose the relationship between vFinance and NFS, including the nature of the services provided, the specific terms of the incentive calculation and how management determined the terms of the incentive calculation to be very achievable

Response:

Please see response to note 25 below.

Comment # 23:

We note that during March of 2004 with the NFS acquisition of CSC, "potential breached under the credit facility" arose. Please revise to more clearly explain how this acquisition created the potential breaches noted and the business purpose for NFS agreeing to directly pay down the UBS credit facility for your benefit.

Response:

Please see response to note 25 below.

Comment # 24:

In regards to the $200,000 transition cost paid by NFS, please revise to disclose how you determined these costs should be accounted for as a reduction to clearing and transaction costs.

Response:

In accordance with Staff Accounting Bulletin 104 on Revenue Recognition, the Company matched the benefit and expense in the proper period. The $200,000 was paid to vFinance to directly offset costs associated with the changing clearing relationship and to defray setup costs which include but are not limited to upgrades in technology required to use the new clearing firm.

Comment # 25:

We note that as a result of the repayment of your credit facility by NFS, you have recognized a gain of $1.5 million. Please tell us the accounting literature you have relied upon in determining the appropriateness of recognizing the full amount as a gain as it appears to be contingent upon maintaining your relationship with NFS.

Response:

The forgiveness of indebtedness was not directly related to the relationship with NFS nor is it contingent upon maintaining this relationship. Although the amount of the forgiveness of indebtedness is an amount that approximates the termination fee, this is coincidental and not directly related to the forgiveness of indebtedness. The accounting literature relied upon was Staff Accounting Bulletin 104, Revenue Recognition. Please see the proposed revised disclosure below explaining the full facts and circumstances.

Note 8:  Debt, page F-20

8. Debt

On January 25, 2002, vFinance, Inc. entered into a Credit Agreement (the "Credit Agreement"), as amended on April 12, 2002, with UBS Americas, Inc. ("UBS"). UBS was an affiliate of Correspondent Services Clearing ("CSC"), the clearing firm for the Company at the time pursuant to a Clearing Agreement (the "CSC Clearing Agreement"). Under the terms of the Credit Agreement, UBS provided vFinance, Inc. (not vFinance Investments, Inc.) with a revolving credit facility for up to $3,000,000 to facilitate our continued investment is our general corporate infrastructure, for the purpose of supporting the expansion of our brokerage business, and expanding our general operations including but not limited to our broker-dealer operations. The Credit Facility had a term of 4 years, was required to be repaid in full by January 2005, and accrued interest at LIBOR plus a LIBOR margin of 2% if the loan was repaid within a month or 5% if it was outstanding more than a month. vFinance, Inc. borrowed $1,500,000 under the Credit facility on January 28, 2002 leaving an additional $1,500,000 in available funds to be drawn upon by vFinance, Inc. vFinance, Inc. was required to obtain matching financing for each $1,500,000 drawn under the Credit Facility which matching financing was in fact obtained in order for vFinance to draw upon the first $1,500,000 loan pursuant to the Credit Facility.

In June 2003, Fidelity Investments, on behalf of its clearing division, National Financial Services LLC, Member NYSE / SIPC, a Fidelity Investments company ("NFS"), announced that it had acquired CSC Pursuant to such acquisition, the Credit Facility was to remain with UBS notwithstanding the sale of the clearing from CSC to NFS. At the time such acquisition was announced CSC, UBS, and NFS all advised vFinance, Inc. that they did not intend to honor the second draw obligation under the UBS Credit Facility to extend the additional $1,500,000 in funds to vFinance, Inc. although none of the parties claimed in any way that vFinance, Inc. was in breach of the UBS Credit Facility and otherwise not be entitled to request or receive such draw. CSC, UBS, and NFS found themselves with a contractual and business dilemma - the vFinance Investments, Inc. clearing relationship was supposed to move to NFS but the UBS Credit Facility which was between vFinance, Inc. and UBS. vFinance, Inc. was demanding that UBS honor such request because vFinance, Inc. was in the process of arranging for additional matching financing as it did with respect to the original draw of $1,500,000. vFinance, Inc. was claiming to such parties that failure to fund was a clear breach of the Credit Facility. vFinance, Inc. then learned that NFS was required to enter into a new clearing agreement with vFinance Investments, Inc. pursuant to NYSE rules and could not just take an assignment of the vFinance Investments, Inc./CSC Clearing Agreement. vFinance, Inc. would not permit vFinance Investments, Inc. to enter into a new clearing agreement until the failure to fund and consequent breaches by UBS, CSC and NFS herein with respect UBS Credit Facility were addressed. vFinance, Inc. further became aware that Fidelity Investments transaction with CSC in June 2003 could be viewed as a technical and inadvertent breach by vFinance, Inc. under the Credit Facility which would arise if the Company moved its clearing from CSC to another firm. Such a move could have caused a default - in effect NFS and CSC created an arguable breach by vFinance, Inc. independent of any actions by vFinance, Inc. This was in the Company's view bad faith and certainly further grounds for vFinance, Inc. to allege that UBS was in breach of the Credit Facility in addition material breach of the Credit Facility by UBS as a result of its position that it was not going to fund the additional $1,500,000 draw. In addition, vFinance, Inc. learned that FMR Corporation ,an affiliate of NFS, had provided a guaranty of the Credit Facility to UBS pursuant to the June 2003 purchase transaction of the CSC clearing business between FMR and UBS. Thus, UBS and FMR Corp. were obligated under the Credit Facility with respect to any liabilities for potential breaches by UBS or FMR Corp. or their affiliates.

In light of the above, vFinance, Inc. recognized that it had very viable damage claims and UBS, CSC, FMR Corp. and NFS had potential liability in the $4,500,000 to 5,000,000 range as follows:

 i. Not being able to collect from vFinance, Inc. the $1,500,000 outstanding loan representing the first draw;

ii. $1,500,000 representing the unfunded Credit Facility balance, which vFinance, Inc. needed for additional working capital;

iii. $1,500,000 representing consequential damages arising from vFinance, Inc.'s inability to get matching funding (vFinance, Inc. used the UBS Credit Facility to attract investors who would match the UBS financing as it did in the first $1,500,000 draw);

iv.  Lenders liability and punitive damages based on "bad faith"; and

v.   Recovery of legal fees and costs.

In March 2004, vFinance, Inc., UBS and FMR Corp. agreed to settle these potential claims for the following consideration: FMR Corp. would pay off the vFinance, Inc. $1,500,000 note (representing the first draw under the UBS Credit Facility) to UBS through a direct payment from FMR Corp. to UBS in the amount of $1,500,000 pursuant to its stated guaranty agreement between UBS and FMR Corp., thus making such payment part of their original purchase price of the clearing business from CSC/UBS and eliminating the potential liability and damages described above. vFinance, Inc. would benefit from the $1,500,000 note pay off but as consideration agree to a full release of UBS and the termination of the Credit Facility and thereby waive its right to draw upon an additional $1,500,000 in capital and the ability to use such loan match to attract an additional $1,500,000 in additional financing similar to what vFinance, Inc. accomplished in the first $1,500,000 draw of the Credit Facility. Thus, vFinance, Inc.'s quid pro quo or consideration for the loan payoff was its relinquishment of $3,000,000 in additional potential working capital plus recovery for any consequential, punitive or lenders liability damages as well as recovery of legal fees and costs.

During March 2004, vFinance Investments, Inc. (not vFinance, Inc.) entered into a new clearing agreement with NFS (the "NFS Clearing Agreement"). The terms and conditions of the NFS Clearing Agreement were identical to the CSC Clearing Agreement in all material respects including the Exhibit A clearing charges imposed on vFinance Investments, Inc. by NFS, except with respect to the margin bonus provision in Exhibit A of the NFS Clearing Agreement. The goal of the Company with respect to such margin bonus provision was to recoup in part the loss of working capital of approximately $3,000,000 that the Company could have realized with the second draw of the Credit Facility ($1,500,000 second draw) and the opportunity to find matching funds ($1,500,000 match). Thus, the margin bonus was designed to provide $1,500,000 in additional funds to vFinance Investments, Inc. by requiring NFS to pay to vFinance Investment, Inc., over 60 months, a monthly incentive bonus not to exceed $25,000 per month up to a margin bonus of $1,500,000 in the aggregate. In order to achieve the $1,500,000 bonus and to accommodate the Company for lack of additional capital, NFS and vFinance Investments, Inc. agreed that the bonus calculation apply retroactively to January 2004, three months prior to the execution of the NFS Clearing Agreement, and end 60 months later, three months prior to the termination of the NFS Clearing Agreement. The margin bonus formula is based on 5% of the margin balance vFinance Investments, Inc. maintains with NFS prorated over 12 months but not to exceed $25,000 per month. In effect, this would require vFinance Investments, Inc. to maintain a minimum margin balance of $5,000,000. vFinance Investments, Inc. has consistently maintained a margin balance in the average range of approximately $9,000,0000 to $10,000,000 and such margin balance has not fallen below $7,000,000 in any month since January 2004. Therefore since the margin bonus was designed in such a fashion to be very achievable by vFinance Investments, Inc. since January 2004 such bonus has been realized and paid by NFS with $300,000 through December 31, 2005 included in the related statements of operations as "other brokerage related income".

In addition,  NFS and vFinance  Investments,  Inc.  acknowledged  that  vFinance
Investments, Inc. would incur integration and transition costs associated with moving the clearing relationship from CSC to NFS. Thus Exhibit A of the NFS Clearing Agreement required NFS to provide vFinance Investments, Inc. with a payment due upon signing of the March 2004 NFS Clearing Agreement equal to $200,000 to assist the company with transition costs related to the conversion from CSC to NFS. This amount was paid to vFinance in March 2004 and was included in the first quarter's statement of operations as a reduction to clearing and transaction costs in accordance with SAB 104. Essentially the Company is attempting to properly match the expenses and offsetting credits from the clearing firm in the proper period.

The NFS Clearing Agreement requires a termination fee of $1,700,000 should vFinance discontinue using NFS' services. This amount was agreed upon by the Company in light of receiving a margin bonus ($1,500,000) which is recognized into income monthly at a rate of $25,000 per month and integration and transition payments fees received ($200,000). This termination fee is reduced, pro rata, annually over the five year term of the agreement. The only condition for the annual reduction of the termination fee is that vFinance Investments, Inc. must remain a broker dealer and that vFinance Investments, Inc., may not use another clearing firm without NFS' consent.

Comment 26

Please provide us a roll-forward of your accrual related to litigation for all periods presented, detailing additions and reductions to the accrual and payments made for settlements and identifying the cases for which payments were made.

Response:

We have included below the accruals for potential litigation settlements for the periods ended December 31, 2004 and 2005.

Between January 1, 2004 and December 31, 2005, there were no settlements that took place against reserves established for what management deemed to be cases of a material value. Details of less material cases are available upon request, but were not deemed to be part of the scope of this question.

2004 Litigation Reserves

Customer/Complaintant                                             Reserve

Tuscano                             unsuitable investments        100,000

Lesley Levine                       unsuitable tades               35,000

Marie Chimento et al                unsuitable trades              35,000

Beitman                             mutual fund breakpoint         35,000

TOTAL                                                             205,000


2005 Litigation Reserves

Customer/Complaintant                                                Reserve

Tuscano                             unsuitable private placement     $100,000

Lesley Levine                       unsuitable trades                $ 35,000

Marie Chimento et al                unsuitable trades                $ 35,000

Beitman                             mutual fund breakpoint           $ 35,000

Grimaldi                            unauthorized                     $ 15,000

                                                                     $220,000

Comment 27

We note that in August 2001, you determined to liquidate your investment in Critical Investments, LLC. Please tell us why you consider this liquidation a contingency.

Response:

We don't consider it a contingency. It was already determined and done. We will remove the reference to this event from the amended 10-KSB disclosure.

Comment 28

Please revise your officer certifications to exclude the titles of your officers in the opening paragraph and exclude the reference to the "Annual Report" in the second paragraph of your certifications. The language of the certifications required by Section 302 of Sarbanes Oxley and our rules under that section shall not be altered. Please revise your certifications accordingly.

Response

We revised our certifications to exclude officer titles as required by Section 302 in our recently filed 10-Q for the period ended March 31, 2006. We will do the same for our amended 10-KSB.

                              Vfinance Investments
                                December 31, 2004
                              Restricted Securities
                               Appendix A Table 1

                        Name                           Symbol     Shares       Stock Basis     Market Value   Unrealized P(L)
                        ----                           ------    --------      -----------   --------------   ---------------
RESTRICTED AMER ENERGY PRODUCTION INC                   AMEP           40                -         0.48            0.48        GAIN
RESTRICTED BERDY MEDICAL SYSTEMS INC                                  327                -            -               -        GAIN
RESTRICTED BRIGHTCUBE                                   BRCU       63,600                -                            -        GAIN
RESTRICTED CARMINA TECHNOLOGIES INC                                   325           552.50                      (552.50)       LOSS
RESTRICTED CELL SOURCE (CELLBIO SYSTEMS)                CBSI      162,500                -    10,562.50       10,562.50        GAIN
RSTK CASTLE & MORGAN                                    CSMH       25,000                -     6,250.00        6,250.00        GAIN
FOCUS ENHANCEMENTS INC                                  FCSE       13,041        22,300.11    14,866.74       (7,433.37)       LOSS
FOCUS ENHANCEMENTS INC                                  FCSE       34,783        46,957.05    39,970.95       (6,986.10)       LOSS
MAGNITUDE INFO SYS                                                 67,000                -     8,710.00        8,710.00        GAIN
RESTRICTED COM-GUARD.COM INC                            CGUD      152,000        55,480.00     9,120.00      (46,360.00)       LOSS
RESTRICTED DCM                                                         25                                             -        GAIN
RESTRICTED GENESIS TECHNOLOGY                           GTEC        5,000           640.00       500.00         (140.00)       LOSS
RESTRICTED IBX GROUP INC                                IBXG       20,000         3,500.00        60.00       (3,440.00)       LOSS
RESTRICTED JUNIPER GROUP INC                            JUNI        3,719        10,710.00                   (10,710.00)       LOSS
RESTRICTED KIRSHNER ENTNT & TECHNOLOGIES                KSHRE     500,625                -                            -        GAIN
RESTRICTED LOCATEPLUS HOLDINGS                          LPLHB     100,000        28,500.00    25,000.00       (3,500.00)       LOSS
RESTRICTED MEDICOR LTD (SCIENTIO INC)                   MDCR            -                -                            -        GAIN
RESTRICTED MOBILE REACH INTL                           MBRI.OB    167,344        61,917.28     7,028.45      (54,888.83)       LOSS
RESTRICTED MPTV INC NEW                                            10,000            10.00                       (10.00)       LOSS
RESTRICTED NEWPORT INTL GROUP                           NWPI          500           820.00       880.00           60.00        GAIN
RESTRICTED NEXIA HOLDINGS INC                                       2,002             2.00                        (2.00)       LOSS
RESTRICTED OMDA OIL & GAS INC                           OMOG        3,778                -        49.11           49.11        GAIN
RESTRICTED PHC  INC MASS CL A                          PIHC.OB          -                -                            -        GAIN
RESTRICTED PLANET LINK                                  PLKC        3,750           101.25        37.50          (63.75)       LOSS
RESTRICTED PRIMARY BUSINESS SYS. INC                   PYBS.OB     50,000        27,750.00       750.00      (27,000.00)       LOSS
RESTRICTED SENSE HOLDINGS                               SEHO       14,650         2,930.00     2,344.00         (586.00)       LOSS
RESTRICTED THE FINX GROUP INC                           FXGP      385,000                -     1,540.00        1,540.00        GAIN
RESTRICTED VALESC Inc                                   VLES       25,000        28,750.00       500.00      (28,250.00)       LOSS
RESTRICTED XSTREAM BEVERAGE GROUP INC                  XSBG.OB      1,122         5,160.97                    (5,160.97)       LOSS
WARRANTS NEW DRAGON ASIA CORP                           NWDWS       1,500            52.50        15.00          (37.50)       LOSS


                                                                          Total Gross           128,184.73
                                                                          Less Haircut                 25%
                                                                          Net Book Value       $ 96,138.55

                              Vfinance Investments
                                December 31, 2005
                              Restricted Securities
                               Appendix A Table 2

                        Name                           Symbol    Shares     Stock Basis     Market Value   Unrealized P(L)

RESTRICTED AMER ENERGY PRODUCTION INC                AMEP              40             0.00        1.96           1.96           GAIN
RESTRICTED BERDY MEDICAL SYSTEMS INC                                  327             0.00           -              -           GAIN
RESTRICTED BRIGHTCUBE                                BRCU          63,600             0.00           -              -           GAIN
RESTRICTED CARMINA TECHNOLOGIES INC                                65,000       110,500.00                (110,500.00)          LOSS
RESTRICTED CELL SOURCE (CELLBIO SYSTEMS)             CBSI         125,000             0.00    21,000.00     21,000.00           GAIN
RESTRICTED CASTLE & MORGAN                           CSMH          25,000             0.00                          -           GAIN
RESTRICTED DIGITAL VIDEO SYS INC                     DVID          50,000        53,500.00    80,000.00     26,500.00           GAIN
RESTRICTEDMAGNITUDE INFO SYS                         MAGY          67,000             0.00     5,159.00      5,159.00           GAIN
RESTRICTED COM-GUARD.COM INC                         CGUD         152,000        55,480.00     5,320.00    (50,160.00)          LOSS
RESTRICTED COM-GUARD.COM INC                         CGUD         331,650        11,607.75    11,607.75             -           GAIN
RESTRICTED DCM                                                         25             0.00            -             -           GAIN
RESTRICTED GENESIS TECHNOLOGY                        GTEC           5,000           640.00       260.00       (380.00)          LOSS
RESTRICTED IMEDIA INC                                IMNLE         23,875             0.00     5,730.00      5,730.00           GAIN
RESTRICTED IBX GROUP INC                             IBXG          20,000         3,500.00        20.00     (3,480.00)          LOSS
RESTRICTED INZON CORP                                IZON           4,775         1,432.50     4,412.10      2,979.60           GAIN
RESTRICTED JUNIPER GROUP INC                         JUNI          29,750        10,710.00            -    (10,710.00)          LOSS
RESTRICTED KIRSHNER ENTNT & TECHNOLOGIES             KSHRE        500,625             0.00                          -           GAIN
RESTRICTED LOCATEPLUS HOLDINGS                       LPLHB        100,000        28,500.00     7,400.00    (21,100.00)          LOSS
RESTRICTED MEDICOR LTD (SCIENTIO INC)                MDCR               -             0.00            -             -           GAIN
RESTRICTED MOBILE REACH INTL                         MBRI.OB       25,000                     17,500.00     17,500.00           GAIN
RESTRICTED MOBILE REACH INTL                         MBRI.OB      167,344        61,917.28                 (61,917.28)          LOSS
RESTRICTED MPTV INC NEW                                            10,000            10.00            -        (10.00)          LOSS
RESTRICTED NARROWSTEP                                NRWS         109,517       158,799.65   110,945.50    (47,854.15)          LOSS
RESTRICTED NEWPORT INTL GROUP                        NWPI             500           820.00       375.00       (445.00)          LOSS
RESTRICTED NEXIA HOLDINGS INC                        NEXH               2             2.00            -         (2.00)          LOSS
RESTRICTED NOBLE HSE INC COM NEW ISSUE               NHSEF         21,650             0.00     7,144.50      7,144.50           GAIN
RESTRICTED NOVELOS THERAPEUTICS INC                  NVLT          28,620             0.00    57,240.00     57,240.00           GAIN
RESTRICTED OMDA OIL & GAS INC                        OMOG           3,778             0.00        15.11         15.11           GAIN
RESTRICTED PHC  INC MASS CL A                        PIHC.OB            -             0.00            -             -           GAIN
RESTRICTED PLANET LINK                               PLKC           3,750           101.25        15.00        (86.25)          LOSS
RESTRICTED PRIMARY BUSINESS SYS. INC                 PYBS.OB       50,000        27,750.00                 (27,750.00)          LOSS
RESTRICTED SENSE HOLDINGS                            SEHO          14,650         2,930.00     3,809.00        879.00           GAIN
RESTRICTED THE FINX GROUP INC                        FXGP         385,000             0.00            -             -           GAIN
RESTRICTED VALESC Inc                                VLES          25,000        28,750.00       500.00    (28,250.00)          LOSS
RESTRICTED XSTREAM BEVERAGE GROUP INC                XSBG.OB        1,122         5,160.97                  (5,160.97)          LOSS

                                                                                Total Gross           338,454.92
                                                                                Less Haircut                 25%
                                                                                Net Book Value      $ 253,841.19


                                 Vfinance, Inc.
                               Trading Securites
                                December 31,2004
                               Appendix A Table 3

               Description                     Shares    Price      Long    Short

AUSTRALIAN AGRICULTURAL                            10     0.00      0.01
A21 GROUP, INC                                 16,000     0.13  2,000.00
COR EQUITY HOLDING(WEBSTATION.COM INC)              5     0.02      0.10
BIOTECH MEDICS (CORBEL HOLDINGS INC                75     0.08      6.00
DATA RACE INC                                  70,748     0.00     70.75
ECOMMERCE TOOLS                                    21     0.00
EMPIRE OF CAROLINA                            160,000     0.00    160.00
EVEROCK INC                                    50,000     0.01    250.00
INTRAC INC NEW 2002                             3,605     3.35 12,076.75
NETFRAN DEVELOPMENT CORP                          653     0.10     65.30
RAMP CORP                                       4,423     3.47 15,347.81
SHARPE RESOURCES CORP                          20,000     0.04    700.00
SNACKIE JACK'S LTD                            100,000     0.00    400.00
TGFIN HOLDINGS                                 62,074     0.09  5,586.66
VIRTGAME CORP                                  27,960     0.39 10,904.40
Asstd securities                                               34,657.33
MOBILE RESEARCH INTL INC COM                     (100)    0.06              (6.00)
VIRTGAME CORP                                     690     0.39    269.10     0.00
SIX FLAGS                                      (1,000)    5.37           (5,370.00)
GENOIL INC ISIN #CA3719241018 SEDOL #24440     (1,000)    0.35            (350.00)
MAVERICK OIL & GAS INC * Due from you            (200)    1.59            (318.00)
A21 INC * Due from you                           (931)    0.13            (121.03)
EAST DELTA RES CORP * Due from you               (200)    0.60            (120.00)
ICRYSTAL INC COM NEW                                7     0.15      1.05
GAMING TRANSACTIONS INC COM                         5     0.25      1.25
CYBERCARE INC                                     600     0.01      4.80
THEMESCAPES INC                                 5,425     0.00      5.43
LANDSTAR INC                                    5,000     0.00     10.00
BATTERY TECHNOLOGIES INC ISIN #CA07132T102     10,500     0.00     10.50
TRIM IMAGE INC                                 15,000     0.00     15.00
AMER INTL PETE CORP COM PAR $0.08 NEW           6,000     0.00     18.00
METAL RECOVERY TECHNOLOGIES INC                 6,700     0.00     20.10
WORLDS.COM INC                                  5,000     0.01     30.00
ELECTROPURE INC                                   500     0.07     35.00
PACIFIC MAGTRON INTL CORP                         500     0.07     35.00
AMS HOMECARE INC COM NO PAR ISIN                  480     0.08     38.40
SILVERADO FINL INC                                200     0.21     42.00
UNITED DEV INTL COM                             5,000     0.01     45.00
WORLDBID CORP                                   1,000     0.05     48.00
DIXON OIL & GAS INC COM NEW                     5,000     0.01     50.00


GLOBAL INDL SVCS INC                            4,050     0.01     52.65
WORLD TRANS AUTH INC ISIN #CA9819241030SED      8,000     0.01     64.00
LEGEND INTL HLDGS INC                             500     0.13     65.00
REWARD ENTERPRISES INC COM NEW                  1,667     0.04     66.68
SOUTHWESTERN WATER EXPLORATION CO              10,000     0.01     80.00
ACIES CORP COM N/C FROM 049077100                 500     0.20    100.00
OTISH MTN DIAMOND CO                              500     0.20    100.00
U S WIND FARMING INC                            5,000     0.02    100.00
BPK RES INC                                     2,000     0.07    132.00
FG INTL INC                                    10,000     0.02    150.00
CITYVIEW CORP LTD NEW ISIN #AU000000CVI8 S      5,000     0.04    175.00
INTL AIRLINE SUPPORT GROUP INC COM NEW          9,000     0.02    180.00
HIGH RD INTL INC                              100,000     0.00    200.00
MOUNTAINS WEST EXPL INC NEW MEX                 5,000     0.04    200.00
TBX RES INC COM                                 5,000     0.04    200.00
USCORP COM NEW                                  1,000     0.20    200.00
DYNAMIC RESOURCES CORP COM ISIN #CA2680051      5,100     0.04    204.00
TELCO BLUE INC COM NEW                         14,616     0.01    204.62
KIK TECHNOLOGY INTL INC                         7,000     0.03    210.00
BICO INC COM                                  286,500     0.00    286.50
AMERICAN UNITED GOLD CORP COM                   2,500     0.13    325.00
INFOTEC BUSINESS SYS INC                        5,500     0.06    330.00
MEG ATHLETICS CORP COM                          5,200     0.07    364.00
 CRUISECAM INTL INC                           1,546    $0.32      494.72
TIGER TEAM TECHNOLOGIES INC                     4,500     0.11    495.00
PARADIGM ENTERPRISES INC                          500     1.00    500.00
MAILKEY CORP                                   11,500     0.05    598.00
MICHELEX CORP COM NEW                           3,000     0.20    600.00
UNIPRO FINL SVCS INC COM                       12,500     0.05    625.00
SUMMUS INC                                      1,298     0.59    765.82
WIRELESS FRONTIER INTERNET INC                 10,000     0.08    800.00
CUSTOM BRANDED NETWORKS INC                     7,000     0.12    847.00
BIO MATRIX SCIENTIFIC GROUP INC CL A            5,001     0.20  1,000.20
SURGE GLOBAL ENERGY INC COM                       500     2.05  1,025.00
CRESTON RES LTD                                 5,000     0.31  1,550.00
MIDNET INC                                      1,000     1.65  1,650.00
MORGAN BEAUMONT INC                             2,500     0.80  2,000.00
TRANS ORIENT PETE LTD COM NO PAR ISIN #CA8      1,594     1.35  2,151.90
STRATEGY INTL INS GROUP INC COM                 1,000     2.27  2,270.00
DELTA OIL & GAS COM NEW                         4,500     0.94  4,230.00
ROX RES LTD                                   919,900     0.04 36,796.00
COATTEC INDS INC COM NEW                      290,000 unavailab unavailable
BIRCH MOUNTAIN RESOURCES LTD * Due from yo     (1,500)    1.85           (2,775.00)
VEGAS FROM HOME.COM Due from you               (1,072)    0.19            (203.68)
MTR CARS GROUP INC Due from you                   (50)    0.40             (20.00)
PARTNERS & CO INC                                  (4)    0.09              (0.38)
ALPHATRADE COM NEW                             14,300     0.20  2,860.00
AMERICAN ENTMT & ANIMATION CORP                35,000     0.03  1,050.00
AXIA GROUP INC COM PAR $0.001               3,005,000 unavailab unavailable
BAY RESOURCES LTD COM                             383     1.16    444.28
BENTLEY COMMERCE CORP                          11,000     0.01     77.00
BINGO.COM INC                                   4,587     0.40  1,834.80
BIO-WARM CORP N/C FROM 753339100               10,000     0.22  2,200.00
CLEARLY CANADIAN BEVERAGE NEW                     188     0.20     37.60
DYNECO CORP                                        25     0.12      3.00
ELEMENT 21 GOLF CO                              3,750     0.06    225.00
GLOBAL NETWORK INC                              9,700     0.00     29.10
GARUDA CAPITAL CORP                             5,000     0.10    500.00
GEMZ CORP COM NEW                               5,000     0.00      5.00
ENTERTAINMENT & MUSIC INC                     500,000     0.00    500.00
RES INC ISIN                                      250     2.99    747.50
ANTI AGING LIFESTYLE OPTS                       5,025     0.04    195.98
ENVIRONMENTAL RES INC NEV                      10,000     0.01     70.00
TECHNOLOGIES INC COM NEW                          222     0.24     53.72
INTL INC COM                                        4     1.06      4.24
CORP COM                                       10,000 unavailable
IDENTITY PRESENCE COM #CA46061N1087 CANADA      5,000     0.01     50.00
POWER AG ZUG NAMEN AKT ISIN                     2,100     0.51  1,071.00
INTL INC                                          500     0.03     15.00
HLDGS INC                                     196,575     0.09 17,691.75
CORP                                           35,000     0.02    595.00
RES CORP ISIN #CA57772U1093                     6,000     0.24  1,464.00
NU STAR HLDGS INC                                   5     4.50     22.50
ORBITTRAVEL.COM CORP                           35,000     0.00     35.00
PERFISANS HLDGS INC                            20,000     0.44  8,800.00
PHOTOCHANNEL NETWORKS INC ISIN #CA71931610     23,000     0.15  3,450.00
QUEENSTON MNG INC                              35,000     0.52 18,340.00
QUIET TIGER INC                                 1,400     0.04     53.20
SONA DEV CORP                                   5,000     0.18    900.00
STAFFORD ENERGY INC                            15,000     0.02    360.00
THINKPATH INC COM ISIN #CA8840991027SEDOL   5,000,000 unavailable
TITAN CONSOLIDATED INC                         53,200     0.00     53.20
VERIDIEN CORP                                  85,000     0.05  4,080.00
W2 ENERGY INC                                   5,000     0.14    700.00
COMPOSITE TECHNOLOGY CORP * Due from you         (650)    5.62           (3,653.00)


INFINIUM LABS INC * Due from you                 (920)    0.81            (745.20)
XO COMMUNICATIONS INC *                          (100)    3.00            (300.00)
NORTHLAND CRANBERRIES INC CL A NEW               (175)    0.67            (117.25)
NEOMEDIA TECH INC Dividend Option Cash Cap       (200)    0.25             (50.00)
DONINI INC COM NEW * Due from you                (525)    0.08             (42.00)
EXABYTE CORP Dividend Option Cash Capital        (100)    0.42             (42.00)
FLORIDA GAMING CORP COM NEW * Due from you         (1)   28.85             (28.85)
OCEAN RES INC COM * Due from you                 (200)    0.05             (10.80)
SEDONA CORP PA Dividend Option Cash Capita        (33)    0.31             (10.23)
EDGETECH SVCS INC * Due from you                 (100)    0.04              (4.20)
GFY FOODS INC COM PAR $0.001 * Due from yo       (508)    0.00              (0.51)
PTS INC COM NEW                                    64     0.00      0.06
CORRIDOR COMMUNICATIONS CORP                      295     0.00      0.30
OMDA OIL & GAS INC COM                             37     0.01      0.48
TOTAL LUXURY GROUP INC FORMERLY                    10     0.09      0.90
GLOBAL RES CORP COM                               140     0.01      1.40
EKNOWLEDGE GROUP INC COM NEW                      100     0.03      3.00
AMERICANA PUBG INC COM NEW                        125     0.03      3.50
USA BIOMASS CORP Dividend Option Cash Capi        300     0.02      6.60
LEADING EDGE EARTH PRODUCTS                        95     0.10      9.50
NATIONAL SCIENTIFIC CORP                          190     0.06     10.45
MOLECULAR DIAGNOSTICS INC                         163     0.07     10.60
LINK ENERGY LLC COM UNITS                         155     0.08     12.40
PAVING STONE CORP                              15,004     0.00     15.00
NATIONAL ENERGY GROU P INC COM                      7     2.18     15.26
OCCAM NETWORKS INC DEL COM                        200     0.08     16.00
LIFESTYLE INNOVATION INC COM                    2,000     0.01     20.00
UNIVERCELL HLDGS INC                           10,000     0.00     20.00
CAMBRIDGE HEART INC                                47     0.51     23.97
NATUREWELL INC                                  5,000     0.01     25.00
SCHLOTZSKY'S INC Dividend Option Cash Capi      1,600     0.02     25.60
TURNER VALLEY OIL & GAS INC                       100     0.27     26.50
CENTRAL WIRELESS INC                           27,010     0.00     27.01
AUTO Q INTL INC                                 5,000     0.01     30.00
CONECTISYS CORP COM NEW                        10,000     0.00     30.00
INGEN TECHNOLOGIES INC COM                      1,000     0.03     30.00
MOONEY AEROSPACE GRP LTD CL A                  31,000     0.00     31.00
INTERACTIVE MULTIMEDIA NETWORK                    660     0.05     33.00
PHLO CORP                                         900     0.04     33.30
COLLECTIBLE CONCEPTS GROUP INC COM NEW         17,500     0.00     35.00
MICRON ENVIRO SYS INC                           1,000     0.04     36.00
NETIMPACT HLDGS INC                            10,000     0.00     40.00
GADZOOKS INC Dividend Option Cash Capital          47     0.88     41.36
ELITE FLIGHT SOLUTIONS INC                     45,000     0.00     45.00
ADVANCED OXYGEN TECH INC                        5,000     0.01     50.00
BIMS RENEWABLE ENERGY INC                       5,000     0.01     50.00
ICOWORKS INC NEW                                5,000     0.01     50.00
ENUCLEUS INC COM PAR $.001                        139     0.37     51.43
ITRONICS INC                                    1,000     0.06     55.00
PARENTECH INC                                  10,000     0.01     60.00
S3 INVT CO INC COM                             15,000     0.00     60.00
SAFE ALTERNATIVES CORP AMER INC                    43     1.40     60.20
NOVA BIOGENETICS INC                              315     0.20     63.00
TECH LABS INC                                   3,750     0.02     63.75
OPHTHALMIC IMAGING SYSTEM                          66     1.01     66.66
HEALTH EXPRESS USA INC                          7,026     0.01     70.26
INTEGRATED TECH GROUP                           5,000     0.02     75.00
SUPERWIPES INC COM                              7,640     0.01     76.40
DIGITAL COLOR PRINT INC                           400     0.20     80.00
HOP ON COM                                     29,000     0.00     87.00
AUGRID CORP COM PAR $0.001                     10,000     0.01     90.00
ENVIRONMENTAL ENERGY SVCS INC                  90,075     0.00     90.08
CHIMERA TECHNOLOGY CORP COM PAR $               1,000     0.10     95.00
PLANETLINK COMMUNICATIONS INC                  10,000     0.01    100.00
RAPIDTRON INC                                     400     0.25    100.00
SURFACE TECH INC                                5,000     0.02    100.00
REDOX TECHNOLOGY CRP                            5,000     0.02    105.00
PICK UPS PLUS INC                               5,000     0.03    130.00
GREAT WEST GOLD INC COM N/C FROM 95109R100     70,000     0.00    140.00
CORVU CORP                                        500     0.30    150.00
BIO TRACKING SEC INC                           27,090     0.01    162.54
BLUETORCH INC                                  33,334     0.01    166.67
STRATUS SVCS GROUP INC COM NEW                    250     0.71    177.50
WORLD AM INC FORMERLY WORLD AM COMMUNICATI    180,000     0.00    180.00
TREY RES INC CL A                               4,519     0.04    180.76
CAREDECISION CORP COM                          10,000     0.02    190.00
FORTUNE NAT RES CORP Dividend Option Cash      22,000     0.01    198.00
BSI2000 INC                                     5,000     0.04    215.00
LIMELIGHT MEDIA GROUP INC                       5,000     0.05    225.00
TORBAY HLDGS INC                                5,000     0.05    225.00
INNOVATIVE COMMUNICATIONS TECH INC             10,000     0.02    230.00
ECUITY INC                                      5,000     0.05    245.00
CYGNUS INC Dividend Option Cash Capital Ga      2,500     0.12    287.50
AMBIENT CORP                                    1,000     0.35    350.00
SAMEX MINING CORP                                 500     0.70    350.00


DENNYS CORP COM                                    81     4.45    360.45
USURF AMERICA INC Dividend Option Cash Cap      5,000     0.07    365.00
LEFT RIGHT MARKETING TECHNOLOGY INC            10,005     0.04    400.20
CYCO.NET INC                                    5,000     0.09    425.00
MERA PHARMACEUTICALS INC                       30,029     0.02    450.44
PATRIOT SCIENTIFIC CORP                         7,615     0.08    571.13
GRUBB & ELLIS CO COM PAR $0.01                    160     4.65    744.00
ACCUPOLL HLDG CORP COM                         15,000     0.07    975.00
MEDCOM USA INC COM NEW Dividend Option Cas        700     1.72  1,200.50
IMAGING DIAGNOSTIC SYSTEMS INC                  3,100     0.41  1,255.50
RASER TECHNOLOGIES INC                            205    11.95  2,449.75
ALPHA WIRELESS BROADBAND INC                  203,100 unavailab unavailable
HOMELAND SECURITY TECHNOLOGY INC                5,000 unavailable
LTWC CORP NO STOCKHOLDERS EQUITY 04/12/04      78,947 unavailable
MARMION INDS CORP COM NEW                      20,000 unavailable
METROPOLITAN MTG & SECURTIES INC VAR RATE      80,000 unavailable
ALANCO TECHNOLOGIES INC Dividend Option Ca     (2,500)    0.99           (2,475.00)
FIDELIS ENERGY INC * Due from you                  (1)    0.80              (0.80)
PARAMCO FINL GROUP INC DEL NEW                    100     0.01      0.50
VERTICALBUYER INC                                  80     0.03      2.40
IPEC HLDGS INC                                  1,071     2.25  2,409.75
LEXINGTON RES INC NEV                           4,100     1.29  5,289.00
QUEENSTON MNG INC                              20,000     0.52 10,480.00
PLATINUM SUPER YACHTS INC                      75,800     0.15 11,218.40
APPLIED NEUROSOLUTIONS INC                     65,000     0.28 18,200.00
ANTS SOFTWARE INC FORMERLY ANTS                  (585)    2.20           (1,287.00)
UBIQUITEL INC                                     (50)    7.12            (356.00)
CHAPARRAL RESOURCES INC NEW Dividend Optio       (188)    1.75            (329.00)
EFJ INC Dividend Option Cash Capital Gain         (26)    9.75            (253.50)
VANNESSA VENTURES LTD ISIN                       (540)    0.34            (183.60)
SMSACTIVE TECHNOLOGIES CORP * Due from you     (5,000)    0.03            (160.00)
PARAFIN CORP COM * Due from you                  (225)    0.45            (101.25)
TRIPATH TECHNOLOGY INC                            (50)    1.25             (62.50)
STELLAR TECHNOLOGIES INC * Due from you           (25)    2.25             (56.25)
AMERICAN PALLET LEASING INC N/C                   (52)    1.01             (52.52)
ENTRADE INC Dividend Option Cash Capital G        (53)    0.95             (50.35)
PACIFICHEALTH LABORATORIES INC Dividend Op        (54)    0.69             (37.26)
ELGRANDE COM INC COM NEW * Due from you          (519)    0.06             (31.14)
GLOBAL TRIAD INC * Due from you                  (160)    0.18             (28.80)
POWER2SHIP INC * Due from you                     (73)    0.35             (25.55)
BACKWEB TECHNOLOGIES LTD ISIN                     (13)    0.70              (9.11)
BIOPHAN TECHNOLOGIES INC COM                       (3)    1.29              (3.87)
HAIRMAX INTL                                       50     0.01      0.45
EQUITY TECH & RES INC COM NEW                      60     0.02      0.90
CHOICE ONE COMMUNICATIONS INC NO STOCKHOLD     13,595     0.00      1.36
VALCOM INC DEL NEW                                 17     0.08      1.36
ITERIS INC NEW COM                                  1     3.45      3.45
FAR EAST ENERGY CORP                                5     1.21      6.05
NEW VISUAL CORP COM NEW                            52     0.12      6.24
PLURISTEM LIFE SYS INC                             50     0.20     10.00
FTS GROUP INC                                      80     0.15     12.00
SITEWORKS INC COM PAR $.001                        62     0.30     18.60
NEW MORNING CORP COM                              320     0.07     20.80
VELOCITY EXPRESS CORP COM NEW                     100     0.28     28.00
LIQUIDMETAL TECHNOLOGIES INC Dividend Opti         17     2.15     36.55
AERO MARINE ENGINE INC COM NEW                     52     0.80     41.60
ASTRALIS LTD                                       69     0.73     50.37
UNIGENE LABS INC                                   23     2.30     52.90
VALENTIS INC COM NEW                               28     2.50     70.00
SONIC FOUNDRY INC                                  50     1.55     77.50
GALAXY ENERGY CORP                                 65     1.22     79.30
INDUS INTERNATIONAL INC                            39     2.14     83.46
SPECTRALINK CORP                                    9    14.18    127.62
FACTORY 2 U STORES INC Dividend Option Cas     25,780     0.01    154.68
SUREBEAM CORP CL A Dividend Option Cash Ca     33,809     0.01    169.05
NORSAT INTL INC ISIN                              445     0.51    226.95
QUINTEK TECH INC                                1,040     0.24    249.60
FIELDPOINT PETROLEUM CORP                         205     1.23    252.15
U S PLASTIC LUMBER CORP                         7,319     0.04    256.17
STORAGE ALLIANCE INC                           26,717     0.01    267.17
ANALYTICAL SURVEYS INC PAR                         85     3.35    284.75
ALLIANCE PHARMACEUTICAL CORP COM                1,700     0.17    289.00
INSIGHTFUL CORP                                   100     3.05    305.00
VENCOR INTL INC NEW                            13,000     0.02    312.00
E DIGITAL CORP                                  1,614     0.33    532.62
SENETEK PLC SPONSORED ADR Dividend Option       2,873     0.22    632.06
SMARTSERV ONLINE INC COM PAR                      449     2.15    965.35
SKINVISIBLE INC                                20,000     0.08  1,600.00
ENER1 INC                                       2,630     0.76  1,998.80
EGAMES INC Dividend Option Cash Capital Ga      5,000     0.61  3,050.00
SPECTRX INC Dividend Option Cash Capital G      7,337     0.60  4,402.20
LPBP INC CL A VTG ISIN #CA5021181022               (6)unavailab unavailable
CBCOM INC                                          45     0.00      0.05
GLOBAL VISION HLDGS INC COM NEW                     5     0.03      0.15
LASERSIGHT INC COM NEW                              5     0.03      0.15


GRAVITAS INTL INC                                  14     0.04      0.49
MAXUS TECHNOLOGY CORP                               2     0.40      0.80
VENCOR INTL INC NEW                                50     0.02      1.20
GOSUN COMMUNICATIONS LTD                           83     0.02      1.66
VIZACOM INC COM NEW                               440     0.01      2.20
CETALON CORP                                        1     3.00      3.00
SAGE CASH                                       1,000     0.01      5.00
ASSISTGLOBAL TECHNOLOGIES CORP                     67     0.09      6.03
TRENWICK GROUP LTD BERMUDA SHS                  7,700     0.00      7.70
UBUYHOLDINGS INC                                8,000     0.00     24.00
WATCH RES LTD ISIN #CA9411021053                  290     0.22     62.35
TOPLF                                             204     1.35    275.40
TLTD CASH                                       6,000     0.17    990.00
ARMITEC INC                                        60 unavailable
CARDECISION (REST)                              1,200 unavailable
CLUBHOUSE VIDEOS INC (REST)                        20 unavailable
GLOBAL FREIGHT INTEGRATORS INC                      7 unavailable
GSOCIETY INC                                      544 unavailable
INTERNET CABLE CORP                             1,000 unavailable
LITE KING CORP                                    646 unavailable
MELTRONIX INC                                  25,000 unavailable
NAVIGATOR VENTURES INC COM                      5,000 unavailable
BURLINGTON INDS INC NEW COM NO STOCKHOLDER      1,800 unavailable
CALICO COMM INC                                   200 unavailable
COASTAL HOLDINGS INC RESTRICTED                     4 unavailable
CTC COMMUNICATIONS GROUP INC NO STOCKHOLDE      2,400 unavailable
FETCHOMATIC GLOBAL INTERNET INCCOM NEW          4,665 unavailable
GENERAL MAGIC INC COM NEW NOSTOCKHOLDER'S           7 unavailable
HAYES LEMMERZ INTL INC NO STKHOLDERS EQUIT      2,153 unavailable
INTERNATIONAL BIOCHEMICAL INDS                    100 unavailable
JOSHUA TREE CONSTR INC COM PAR                      1 unavailable
KEY3MEDIA GROUP INC NO STOCKHOLDER EQU 06/    170,000 unavailable
LEAP WIRELESS INTL INC NO                          62 unavailable
NET SERVICE CORP RESTRICTED                    20,000 unavailable
DIRECTVIEW INC * Due from you                (210,000)    0.03           (7,171.17)
STEREO VISION ENTMT INC COM NEW * Due from     (7,520)    0.66           (4,963.20)
SOURCE ENERGY CORP COM NEW * Due from you        (500)    4.75           (2,375.00)
THOMAS EQUIP INC COM * Due from you              (500)    3.90           (1,950.00)
REGI U.S. INC * Due from you                   (1,150)    1.18           (1,351.25)
SPATIALIGHT INC Dividend Option Cash Capit        (22)    8.95            (196.90)
VICTOR INDS INC * Due from you                (15,000)    0.01            (180.00)
ASAT HLDGS LTD Dividend Option Cash Capita       (127)    1.32            (167.26)
EMPIRE RESORTS INC Dividend Option Cash Ca        (12)   11.15            (133.80)
SPECTRUM SIGNAL PROCESSING INC Dividend Op        (37)    2.54             (93.94)
UCN INC * Due from you                            (29)    3.02             (87.58)
AMERICAN ENERGY PRODUCTION INC * Due from      (5,000)    0.01             (65.00)
GALACTIC GAMING INC COM PAR $0.0001              (584)    0.04             (23.36)
EAUTOCLAIMS INC COM * Due from you                (98)    0.21             (20.58)
GRAND LUX INC COM NEW * Due from you               (7)    0.20              (1.40)
JUNIPER GROUP INC COM PAR $0.001                    3     0.26      0.78
PALIGENT INC                                       28     0.15      4.20
NEBO PRODS INC                                  5,000     0.00      5.00
VINOBLE INC COM                                    10     0.69      6.90
A21 INC                                            57     0.13      7.13
ANSCOTT INDS INC                                   50     0.19      9.50
ADVANCED OPTICS ELECTRONICS INC                 5,000     0.00     10.00
TGFIN HLDGS INC                                   138     0.09     12.42
CHILMARK ENTMT GROUP INC                        3,000     0.01     15.00
PLASTICON INTL INC COM N/C FROM 967535204       5,000     0.00     15.00
SAGENT TECHNOLOGY INC                             875     0.02     17.50
RAVEN MOON ENTMT INC COM PAR $.0001             5,886     0.00     17.66
SUN NETWORK GROUP INC                           5,000     0.00     20.00
ORYX TECHNOLOGY CORP COM NEW                       10     2.36     23.60
AQUATIC CELLULOSE INTL CORP                    29,500     0.00     29.50
ISLAND CRITICAL CARE CORP                       5,000     0.01     30.00
AMERICA ASIA CORP COM NEW                         133     0.25     33.25
UNIVERSAL MEDIA HLDG INC FLA COM               20,000     0.00     40.00
PHOENIX GROUP CORP COM NEW                         31     1.90     58.90
CARIBBEAN DEVS INC COM N/C FROM                    17     3.75     63.75
UNIVERSAL ICE BLAST INC                         5,000     0.01     70.00
BLASTGARD INTL INC                                 21     4.20     88.20
SANSWIRE TECHN INC COM                          1,744     0.06     95.92
MICROLEAGUE MULTIMEDIA INC                     12,600     0.01    126.00
INVICTA GROUP INC CDT COM                      10,000     0.02    160.00
MONEY CTRS AMER INC COM                           250     0.70    175.00
THE FEINSTEIN REPORT INC RESTRICTED             8,800     0.00    175.35
GENIO GROUP INC                                 2,000     0.09    180.00
NOVO NETWORKS INC CO M Dividend Option Cas     10,625     0.02    180.63
NETFRAN DEV CORP                                2,000     0.10    200.00
PBHG INC COM NEW                                   21    10.00    210.00
SYNTHETIC BLOOD INTL INC                        1,000     0.23    226.00
ARADYME CORP                                      200     1.40    280.00
MACROCHEM CORP DEL                                400     0.73    292.00
KNIGHTSBRIDGE FINE WINES INC                    1,000     0.30    300.00
RTG VENTURES INC                               22,000     0.02    352.00


MEDICOR LTD                                        87     4.50    391.50
VISION GLOBAL SOLUTIONS INC COM ISIN #CA90    142,361     0.00    427.08
ABAZIAS INC COM                                 5,000     0.09    450.00
KINGDOM VENTURES INC                           29,800     0.02    536.40
UPTREND CORP                                    5,000     0.11    550.00
INTERNATIONAL COML TELEVISION INC               1,200     0.56    672.00
PEREGRINE PHARMACEUT ICALS INC                    638     1.17    746.46
SUNWIN INTL NEUTRACEUTICALS INC                 5,000     0.16    775.00
ULTIMATE FRANCHISE SYS INC COM NEW              2,350     0.33    775.50
BSD SOFTWARE INC                                5,000     0.16    800.00
CHROMAVISION MED SYS INC                          380     2.16    820.80
SONEX RESH INC                                 21,000     0.04    840.00
SENSE HLDG INC                                  6,500     0.16  1,040.00
VERTICAL HEALTH SOLUTIONS INC COM PAR $.00      2,600     0.41  1,066.00
ENVIRO VORAXIAL TECH INC                        1,800     0.60  1,080.00
DELTA MUTUAL INC NEW                            2,500     0.46  1,150.00
INTERNATIONAL MONETARY SYS LTD                  5,000     0.26  1,300.00
COBALIS CORP COM NEW                            1,100     1.20  1,320.00
OTHNET INC                                      5,000     0.27  1,350.00
VIDEOLOCITY INTL INC COM NEW                    9,659     0.18  1,738.62
TRUE HEALTH INC COM PAR $0.001                 28,990     0.06  1,739.40
HEALTHETECH INC COM NEW Dividend Option Ca      1,366     1.28  1,748.48
SPATIALIZER AUDIO LABORATORIES INC             26,900     0.07  1,802.30
DESERT HEALTH PRODS INC                        10,000     0.19  1,900.00
DRAGON INTL GROUP CORP COM                      5,000     0.45  2,250.00
VIRTGAME CORP                                   5,968     0.39  2,327.52
COM GUARD COM INC                              47,600     0.06  2,856.00
TRICELL INC                                    25,000     0.15  3,750.00
NO BORDERS INC COM                             10,400     0.42  4,316.00
ACCERIS COMMUNICATIONS INC                      7,225     0.60  4,335.00
AMERICAN ENERGY GRP LTD COM NEW                 5,000     0.90  4,500.00
BONUSAMERICA WORLDWIDE CORP                    58,100     0.08  4,648.00
MAGNITUDE INFORMATION SYSTEMS INC              60,300     0.13  7,839.00
WHOLEFOOD FARMACY CORP COM                     37,500     0.21  7,875.00
CYBERADS INC                                  192,900     0.09 17,361.00
ELINE ENTERTAINMENT GROUP INC COM PAR NEW      40,300     0.46 18,538.00
TECHLABS INC COM PAR $0.001                    16,970     1.45 24,606.50
AMITELO COMMUNICATIONS INC                     25,000 unavailab unavailable
CYPOST CORP                                    46,525 unavailab unavailable
GLOBAL EXPLORATIONS INC COM NEW               170,000 unavailab unavailable
KDW TELECOM INC                                     5 unavailab unavailable
LECSTAR CORP                                    5,000 unavailab unavailable
BIG SKY ENERGY CORP * Due from you             (3,633)    0.68           (2,470.44)
IMMUNE RESPONSE CORP Dividend Option Cash      (1,036)    1.61           (1,667.96)
CELL BIO SYSTEMS INC * Due from you           (20,130)    0.08           (1,610.40)
VARSITY GROUP INC Dividend Option Cash Cap       (130)    8.27           (1,075.10)
GEOTEC THERMAL GENERATORS INC * Due from y     (3,850)    0.15            (577.50)
ADC TELECOMMUNICATNS INC Dividend Option C       (200)    2.68            (536.00)
MIDASTRADE.COM INC * Due from you                (100)    2.90            (290.00)
ENDEVCO INC TX * Due from you                  (6,648)    0.04            (245.98)
MONARCH SERVICES INC Dividend Option Cash        (100)    2.36            (236.00)
CHORDIANT SOFTWARE INC Dividend Option Cas       (100)    2.28            (228.00)
TIDELANDS OIL & GAS CORP * Due from you          (100)    1.10            (110.00)
PROCOREGROUP INC * Due from you                  (685)    0.15            (102.75)
PATCH INTERNATIONAL INC * Due from you         (1,585)    0.05             (80.84)
ENVOY COMMUNICATIONS GROUP INC Dividend Op       (100)    0.61             (61.00)
BRANDS SHOPPING NETWORK INC COM PAR $.001      (1,500)    0.03             (45.00)
SAFETEK INTL INC COM PAR $.0001 NEW               (90)    0.45             (40.50)
EMERGING ENTERPRISES SOLUTIONS INC             (4,900)    0.01             (24.50)
HEARTLAND OIL & GAS CORP NEV * Due from yo         (5)    1.75              (8.75)
GO ONLINE NETWORKS CORP * Due from you         (2,300)    0.00              (6.90)
BIB HLDGS LTD * Due from you                     (200)    0.00              (0.60)
AMERICAN COMM SOLUTIONS INC                         1     0.02      0.02
GLOBAL BUSINESS MKTS INC COM NEW                    6     0.01      0.07
SUNCOAST NATURALS INC                               1     0.16      0.16
DALRADA FINL CORP                                 140     0.00      0.28
NORTHPOINT COMMUNICATIONS GROUP INC               335     0.00      0.34
THE VIALINK CO                                     25     0.04      1.00
AUSTRALIAN FST INDS COM                             1     1.30      1.30
SOLPOWER CORP                                      28     0.05      1.40
ALR TECH INC                                       60     0.04      2.52
MAGNUM D OR RES INC                                67     0.04      2.61
ZOOLINK CORP                                      400     0.01      2.80
VIE FINL GROUP INC COM NEW                         60     0.08      4.50
ADVANTAGE CAP DEV CORP                             10     0.55      5.50
ALPHA SPACECOM INC                                182     0.03      5.64
MAXIMUM DYNAMICS INC                              273     0.03      8.19
AMERICAN SCIENTIFIC RES INC                       700     0.01      8.40
PRIMEHOLDINGS.COM INC COM NEW                     500     0.02     10.00
ADB SYSTEMS INTL LTD ISIN                         100     0.15     15.00
SKYBRIDGE WIRELESS INC COM NEW                    948     0.02     15.17
AMERIRESOURCE TECHNOLOGIES INC                    560     0.03     16.80
US WIRELESS DATA INC CL A NEW                  17,500     0.00     17.50
SENTEX SENSING TECHNOLOGY INC                   1,314     0.02     22.34
ROANOKE TECHNOLOGY CORP COM NEW                25,000     0.00     25.00


STRAT PETE LTD COM NEW                            300     0.09     27.00
THE CLASSICA GROUP INC NEW                     30,580     0.00     30.58
NUENERGY GROUP INC                             10,795     0.00     32.39
BROADBAND WIRELESS INTL CORP                    2,700     0.01     35.10
ADVANCED COMM TECH INC                         38,425     0.00     38.43
SEQUIAM CORP                                      165     0.24     38.78
BEVERLY HILLS WEIGHT LOSS & WELLNESS INC        5,000     0.01     40.00
KIRSHNER ENTMT & TECHNOLOGIES INC              15,000     0.00     45.00
NEXT INC                                           30     1.55     46.50
CEDRIC KUSHNER PROMOTIONS INC                     110     0.45     49.50
DELTA MINING & EXPLORATION CORP                10,480     0.01     52.40
IVOICE INC                                     54,200     0.00     54.20
SIRICOMM INC                                       23     2.55     58.65
GENELABS TECHS INC                                 49     1.20     58.80
INTERAGE LTD                                   15,000     0.00     60.00
TRIANGLE MULTI-MEDIA INC                       13,000     0.01     65.00
GK INTELLIGENT SYSTEMS INC COM NEW              3,553     0.02     71.06
AMERICAN HOSPITAL RESOURCE INC                    200     0.36     72.00
ARC WIRELESS SOLUTIO N INC COM                    590     0.13     77.88
ASCENDANT SOLUTIONS INC COM                       100     0.90     90.00
MICROMEM TECHNOLOGIES INC ISIN                    127     0.74     93.98
GRAPHON CORP                                      200     0.50     99.00
GENESIS TECHNOLOGY GROUP INC                    1,000     0.10    100.00
MOTIVNATION INC                                 5,000     0.02    100.00
CALEDONIA MINING CORP Dividend Option Cash      1,000     0.10    103.00
GLOBETRAC INC                                   3,400     0.03    108.80
DIABETEX INTL CORP                             15,675     0.01    109.73
ZAP COM NEW                                        34     3.23    109.82
SMALL TOWN RADIO INC NEV COM                   56,658     0.00    113.32
BEVSYSTEMS INTL INC NEW                        60,562     0.00    121.12
GAMEZNFLIX INC                                 10,000     0.01    130.00
FIRSTWAVVE TECHNOLOGIES INC NEW                    58     2.33    135.14
EROOM SYSTEM TECHNOLOGIES INC                     496     0.29    143.84
P COM INC COM PAR $0.0001                         331     0.44    145.64
CRITICAL PATH INC COM NEW                         100     1.47    147.00
CT HOLDINGS INC Dividend Option Cash Capit     14,100     0.01    155.10
ALASKA OIL & GAS LTD COM                       35,800     0.01    179.00
NANNACO INC COM PAR $.001                     190,495     0.00    190.50
APPLIED IMAGING CORP                              289     0.66    190.74
ADS MEDIA GROUP INC                             4,200     0.05    210.00
2KSOUNDS CORP COM                              53,000     0.00    212.00
ZKID NETWORK CO                                 5,000     0.04    220.00
ROCKWELL MEDICAL TECH INC                          70     3.15    220.50
NEXPRISE INC NEW COM NEW                          317     0.74    234.58
BIOMETRICS 2000 CORP                           34,200     0.01    239.40
UNITED SPECIALTIES INC                        245,150     0.00    245.15
VITALWORKS INC                                     58     4.45    258.10
UNGAVA MINERALS CORP ISIN #CA9049191070SED      3,500     0.08    280.00
RICKS CABARET INTL INC                            100     2.89    289.00
Z TEL TECHNOLOGIES COM NEW                        180     1.70    306.00
ENDOVASC INC NEV                                6,386     0.05    325.69
VISCOUNT SYS INC                                  400     0.82    328.00
CENTRAL NETWORK COMM INC                       85,585     0.00    342.34
ADVANCED PLANT PHARMACEUTICALS INC            116,240     0.00    348.72
ASSURE ENERGY INC ISIN                            250     1.60    400.00
SAN TELMO ENERGY CRP ISIN #CA7995491007SED      1,265     0.50    636.30
MERGENCE CORP                                  30,125     0.02    692.88
PARADYNE NETWORKS INC                             200     3.59    718.00
PAYSTAR CORP                                  190,000     0.00    760.00
DANGELO BRANDS INC COM NEW                        498     1.55    771.90
TROPICAL BEVERAGE INC                          25,000     0.03    800.00
UNIVEC INC Dividend Option Cash Capital Ga     13,000     0.06    806.00
CELERITY SYS INC COM NEW                      288,901     0.00    866.70
ARETE INDS INC COM NEW                        151,850     0.01    911.10
SCORES HLDG INC COM NEW                        50,000     0.02    950.00
SPECTRANETICS CORP Dividend Option Cash Ca        200     5.62  1,124.20
DAUPHIN TECHNOLOGY WDC                          7,940     0.15  1,191.00
AURA SYSTEMS INC Dividend Option Cash Capi     34,055     0.04  1,191.93
API ELECTRONICS GRP CORP ISIN #CA001859107        510     2.36  1,203.60
REALITY WIRELESS NETWORKS INC COM PAR $0.0    335,000     0.00  1,340.00
DNAPRINT GENOMICS IN C                        128,170     0.01  1,409.87
UNICO INC COM                                 307,500     0.01  1,537.50
TANGO INC                                     400,000     0.00  1,600.00
SEREFEX CORP COM                               57,200     0.03  1,716.00
USA TECHNOLOGIES INC                           25,000     0.13  3,175.00
TS&B HLDGS INC COM NEW                      1,998,625     0.00  3,997.25
PROTON LABORATORIES INC                         3,382     1.47  4,971.54
MCLEODUSA INC FORMERLY MCLEOD INC TO 05/29     15,596     0.72 11,229.12
MEDICAL STAFFING SOL UTIONS INC COM           240,479     0.05 12,985.87
ADVANCE SOLUTIONS & TECHNOLOGIES INC           45,000 unavailab unavailable
BMC INDS INC MINN                              68,655 unavailab unavailable
BROADBAND WIRELESS INTL INC RESTRICTED            100 unavailab unavailable
COASTAL HLDGS INC COM NEW                     460,000 unavailab unavailable
COASTAL HOLDINGS INC RESTRICTED                 1,000 unavailab unavailable


CORTDEV INC                                   245,000 unavailab unavailable
ECONNECT GAMING SVCS INC                            7 unavailab unavailable
ELEPHANT TALK (RESTRICTED STOCK)                    5 unavailab unavailable
EVOLVE SOFTWARE INC NEW NO STKHOLDERS EQUI      2,030 unavailab unavailable
FORTEL INC CALIF Dividend Option Cash Capi    163,610 unavailab unavailable
HEARTSOFT INC                                  32,788 unavailab unavailable
ILIVE INC COM NEW                               3,627 unavailab unavailable
INTEGRATED SOFTWARE DEV INC                 2,000,000 unavailab unavailable
INTERSPACE ENTERPRISES INC COM                104,642 unavailab unavailable
PACEL CORP COM NO PAR 08/16/2004               95,050 unavailab unavailable
PCD INC Dividend Option Cash Capital Gain       1,500 unavailab unavailable
TRAVLANG INC                                   10,000 unavailab unavailable
WORLDWIDE HOLDINGS CORP                        45,000 unavailab unavailable
ZKID NETWORK COMPANY RESTRICTED                   225 unavailab unavailable
THCG INC                                            1     0.01      0.01
WORK RECOVERY INC NEW                             200     0.00      0.20
WORLD ACCESS INCDividend Option CashCapita      1,000     0.00      1.00
NATION ENERGY INC                               3,000     0.08    240.00
FORUM ENERGY CORP ISIN#CA34984R1091             4,700     0.08    376.00
TRUE HEALTH INC COM PAR $0.001                 53,200     0.06  3,192.00
SKYWAY COMMUNICATIONS HLDG CORP                25,000     0.14  3,375.00
SCORES HLDG INC COM NEW                       181,000     0.02  3,439.00
ZKID NETWORK CO                                82,000     0.04  3,608.00
VERIDIUM CORP                                  77,050     0.06  4,391.85
ENDOVASC INC NEV                               87,000     0.05  4,437.00
GENESIS TECHNOLOGY GROUP INC                   44,500     0.10  4,450.00
ARMOR ELECTRIC INC                             47,000     0.10  4,465.00
EARTHFIRST TECHNOLOGIES INC                    36,000     0.13  4,500.00
VITAL LIVING INC                               30,500     0.15  4,575.00
AMERICAN AMMUNITION INC CA                     30,000     0.16  4,650.00
CHINA WIRELESS COMMUNICATIONSINC               60,000     0.08  4,800.00
TS&B HLDGS INC COM NEW                      2,421,000     0.00  4,842.00
ACCUPOLL HLDG CORP COM                         75,600     0.07  4,914.00
GAMEZNFLIX INC                                380,000     0.01  4,940.00
NANOPIERCE TECHS INC                           32,200     0.16  4,991.00
BIOFIELD CORPDividend Option CashCapital G     39,000     0.13  5,070.00
AIRROVER WI FI CORP                            47,000     0.11  5,170.00
USA TECHNOLOGIES INC                           43,500     0.13  5,524.50
ADZONE RESEARCH INC                            44,500     0.13  5,696.00
NESS ENERGY INTL INC                           30,000     0.19  5,700.00
WATER CHEF INC                                 27,000     0.22  5,805.00
CYBERADS INC                                   80,000     0.09  7,200.00
LEVEL 8 SYS INCDividend Option CashCapital     85,500     0.13 10,687.50
PERSONAL DIAGNOSTICS                              500 unavailable
DAW TECHNOLOGIES INC COMDividend Option Ca        100 unavailable
NATIONAL RESIDENTIAL PROPERTIESINC COM      1,500,000 unavailable
STAR TELECOMM INC NOSTOCKHOLDERS' EQUITY 0     23,600 unavailable
TRANS WORLD AIRLINES INC NEW NOSTOCKHOLDER          2 unavailable
UDC HOMES INC (OLD) NOSTKHOLDERS EQUITY 11        400 unavailable
VERTICAL COMPUTER SYSTEMS INC                      50 unavailable
DF CHINA TECHNOLOGY INC SHS ISIN #VGG27545    (11,600)    0.24           (2,784.00)
WAVERIDER COMMUNICATIONS INC COM NEW           (2,863)    0.24            (687.12)
FONIX CORP DEL COM NEW * Due from you          (3,650)    0.19            (675.25)
GREENWIND PWR CORP USA COM NEW * Due from        (500)    1.35            (675.00)
WIZZARD SOFTWARE CORP NEW * Due from you         (250)    1.95            (487.50)
H QUOTIENT INC * Due from you                    (936)    0.51            (477.36)
AMERICAN HOMEPATIENT INC Dividend Option C       (131)    3.45            (451.95)
ORGANETIX INC * Due from you                     (836)    0.50            (418.00)
FALCON PRODS INC Dividend Option Cash Capi     (2,001)    0.20            (400.20)
EMERGENCY FILTRATION PRODUCT * Due from yo     (1,000)    0.38            (380.00)
TAYCO DEVELOPMENTS INC * Due from you            (100)    3.50            (350.00)
SILVERADO GOLD MINES LTD * Due from you        (4,900)    0.07            (333.20)
FORLINK SOFTWARE CRP INC * Due from you        (1,000)    0.24            (240.00)
US UNWIRED INC Dividend Option Cash Capita        (33)    4.74            (156.42)
DIRECT RESPONSE FINL SVCS INC COM              (2,650)    0.05            (140.45)
CORONADO INDUSTRIES INC * Due from you         (2,000)    0.07            (140.00)
ION NETWORKS INC Dividend Option Cash Capi       (500)    0.27            (135.00)
MEDICAL MAKEOVER CORP AMERICA * Due from y       (500)    0.25            (125.00)
HABER INC * Due from you                       (1,104)    0.11            (121.44)
UNDERGROUND SOLUTION S INC * Due from you        (500)    0.24            (120.00)
INTERPLAY ENTERTAINMENT CORP Dividend Opti     (2,000)    0.02             (36.00)
KEY GOLD CORP * Due from you                      (25)    1.27             (31.75)
GLUV CORP * Due from you                       (5,000)    0.01             (30.00)
KOMODO INC * Due from you                         (24)    0.89             (21.36)
PRIMEHOLDINGS.COM INC COM NEW * Due from y       (489)    0.03             (14.18)
INDIGINET INC COM NO PAR NEW NOV 2004            (999)    0.00              (3.00)
WARNING MGMT SVCS INC COM                         130     0.00      0.39
DELEK RES INC COM                                   6     0.45      2.70
WINWIN GAMING INC                                   3     1.01      3.03
EPICUS COMMUNICATIONS GROUP INC                 5,000     0.00      5.00
LITHIUM TECHNOLOGY CRP COM PAR                     25     0.24      6.00
RENOVO HOLDINGS                                 3,000     0.00      6.00
PALOMAR ENTERPRISES INC COM PAR $0.001          1,092     0.01      7.64
GOLDTECH MNG CORP NEV                              39     0.20      7.80
JACKSON RIVS CO COM NEW                        10,000     0.00     10.00


QUALITY RESTAURANT VENTURES INC                10,000     0.00     10.00
CHINA NETTV HLDGS INC COM NEW                     100     0.14     13.50
TRANS ENERGY INC NEW Dividend Option Cash       1,000     0.01     14.00
NATHANIEL ENERGY CORP NEW                          95     0.18     17.10
ENTRUST FINL SVCS INC COM NEW                      30     0.58     17.40
EARTHSHELL CORP COM NEW                             8     2.35     18.80
IDENTA CORP                                    10,000     0.00     20.00
GREEN MTN CAP INC COM                          20,026     0.00     20.03
QUEST PRODUCTS CORP                            13,600     0.00     27.20
ZALDIVA INC                                       100     0.30     30.00
FINX GROUP INC                                  8,000     0.00     32.00
E-PRIME AEROSPACE CORP                          5,000     0.01     35.00
SPORTS WHEELS INC                              36,500     0.00     36.50
O C G TECHNOLOGY INC                            1,392     0.03     41.76
FIRSTPLUS FINANCIAL GROUP Dividend Option       1,000     0.05     45.00
KAIRE HLDGS INC COM NEW                         1,064     0.05     47.88
MAJESCO HLDGS INC 1 FRO 7                          25     1.95     48.75
ONE VOICE TECH INC                                950     0.06     60.80
PHONE 1GLOBALWIDE INC                             100     0.77     77.00
FOSTER WHEELER LTD SHS NEW ISIN                     5    15.60     78.00
SUPERWIRE INC                                     986     0.08     78.88
COPYTELE INC                                      100     0.80     80.00
SHEP TECHNOLOGIES INC ISIN #CA8232221041CA      1,300     0.07     92.30
TRIBEWORKS INC COM NEW                            615     0.16     95.33
GLOBALNET CORP                                 25,000     0.00    100.00
PURE H2O BIO-TECH INC                          10,000     0.01    100.00
5G WIRELESS COMMUNICATIONS INC                 10,000     0.01    100.00
XECHEM INTL INC COM NEW                         6,000     0.02    102.00
PEABODYS COFFEE INC NEV                        10,700     0.01    107.00
COASTAL CARIBBEAN OILS & MINERALS LTD COM       1,300     0.09    110.50
AUTOTRADECENTER INC COM NEW                        77     1.50    115.50
UCAP INC COLO COM                               4,000     0.03    120.00
MAUI GEN STORE INC                              1,700     0.07    125.80
WORLD GOLF LEAGUE INC DEL COM NEW              20,000     0.01    140.00
NOTIFY TECHNOLOGY CORP Dividend Option Cas      1,000     0.15    150.00
GLOBALSCAPE INC                                 1,123     0.16    179.68
AAMPRO GROUP INC                               20,000     0.01    180.00
PHARSIGHT CORP                                    200     0.95    190.00
MARX TOYS & ENTMT CORP                         64,000     0.00    192.00
INTERNETSTUDIOS COM INC COM PAR $0.0001         1,500     0.13    195.00
SECUREVIEW SYSTEMS INC ISIN #CA81372D1015       3,000     0.07    195.00
FOSTER WHEELER LTD SER B ON SHS                   344     0.60    206.40
SOLUTIA INC Dividend Option Cash Capital G        200     1.09    218.00
INTERGRATED PERFORMANCE SYS INC                   915     0.24    219.60
DDS TECHNOLOGIES USA INC NEV                      297     0.80    237.60
IBASIS INC                                        100     2.43    243.00
I OMAGIC CORP NEW                                  67     3.65    244.55
GLOBAL LINKS CORP NEW COM NEW                 250,000     0.00    250.00
NATIONS RX INC                                  5,000     0.05    250.00
KUPPER PARKER COMMUNICATIONS INC                  513     0.50    256.50
WILSON BROTHERS USA INC                           419     0.65    272.35
ENXNET INC                                        973     0.28    272.44
QUIET TIGER INC                                 8,003     0.04    304.11
CONSPIRACY ENTMT HLDGS INC                      3,500     0.09    315.00
ON THE GO HEALTHCARE INC COM NEW                  154     2.05    315.70
CHINA CABLE & COMMUNICATION INC                 1,000     0.32    320.00
TAG OIL LTD COM ISIN                              480     0.70    336.00
THIRD MILLENNIUM INDS INC                      10,000     0.04    350.00
SAFESCRIPT PHARMACIES INC                      51,225     0.01    358.58
POWER 3 MED PRODS INC                             500     0.84    420.00
EL CAPITAN PRECIOIUS METALS INC                   722     0.62    447.64
US GLOBAL NANOSPACE INC                         2,000     0.23    450.00
TRIMEDIA ENTMT GROUP INC                        1,000     0.47    470.00
INTL BARRIER TECHNOLOGY INC ISIN                  850     0.56    476.00
WALKER FINL CORP                                  800     0.60    480.00
RIVERSTONE NETWORKS INC                           565     1.01    570.65
V ONE CORP COM NEW                             10,810     0.06    594.55
DIAL THRU INTL CORP                             2,000     0.31    620.00
HOME DIRECTOR INC NEW                           3,507     0.18    631.26
REPTRON ELECTRS INC COM NEW                        93     6.90    641.70
GULFPORT ENERGY CORP                              200     3.30    660.00
PACIFIC WEBWORKS INC                            9,374     0.08    703.05
EMBRYO DEVELOPMENT CORP                         5,000     0.18    900.00
AMARC RESOURCES LTD COM ISIN #CA0229121094      2,000     0.46    920.00
VIEWCAST.COM INC Dividend Option Cash Capi      2,700     0.36    972.00
AMCAST INDL CORP Dividend Option Cash Capi     68,800     0.02  1,032.00
PATRIOT GOLD CORP                               3,400     0.31  1,054.00
INTL MICROCOMPUTER SOFTWARE INC NEW             1,050     1.05  1,102.50
TRIMAINE HLDGS INC                                492     2.25  1,107.00
CHINA MOBILITY SOLUTIONS INC                    2,567     0.45  1,155.15
ICEWEB INC COM                                 60,000     0.04  2,100.00
IDI GLOBAL INC                                 10,500     0.49  5,145.00
CEPTOR CORP                                     2,000     4.15  8,300.00
NAVTECH INC                                     7,150     1.25  8,937.50
HEALTH FITNESS CORPORATION Dividend Option      3,500     2.95 10,325.00


EDULINK INC                                   157,000 unavailable
GLIATECH INC Dividend Option Cash Capital     360,600 unavailable
KOREA THRUNET CO LTD SHS NEW                       52 unavailable
MPTV INC COM NEW                            1,756,353 unavailable
SK RLTY VENTURES INC                               50 unavailable
WORTHLESS SECURITIES                                            2,620.84
ABANDON ACC                                                        28.50
JOHNSON MATTHEY SPONSORED ADR ISIN #US4791       (100)   37.94           (3,793.70)
NESTLE S A SPONSORED ADR REPSTG REG SH VTG        (40)   65.41           (2,616.32)
INTEGRAL VISION INC Dividend Option Cash C       (700)    2.30           (1,610.00)
TECHLITE INC COM * Due from you                (2,000)    0.60           (1,200.00)
ASIA BROADBAND INC COM * Due from you          (1,500)    0.28            (420.00)
NATIONAL COAL CORP * Due from you                (100)    3.30            (330.00)
GLOBETECH VENTURES CORP ISIN #CA37958D1050       (190)    0.40             (76.00)
PETROGEN CORP                                       1     0.45      0.45
RESCON TECHNOLOGY CORP COM PAR                      1     1.01      1.01
DIVERSIFIED THERMAL SOLUTIONS                       6     0.25      1.50
DATAMETRICS CORP COM NEW                           50     0.04      1.75
NETWORK COMPUTING DEVICES Dividend Option       1,500     0.01     12.00
PURCHASEPRO COM INC COM NEW Dividend Optio        200     0.07     13.00
TASTY FRIES INC                                   250     0.11     27.50
ABCI HLDGS INC                                 15,000     0.00     30.00
ADVANCE TECHNOLOGIES INC                        3,000     0.02     60.00
VOLKSWAGEN A G SPONSORED ADR                        9     9.07     81.59
SINGER NV                                          13     6.30     81.90
BRILLIANT DIGITAL ENTMNT INC Dividend Opti      2,000     0.05     90.00
NP ENERGY CORP COM NO PAR                      50,000     0.00    100.00
ACCIDENT PREVENTION PLUS INC COM PAR $0.00      3,000     0.05    150.00
APIVA VENTURES LTD ISIN #CA03760D1050 SEDO     10,000     0.02    150.00
TRANSAKT CORP ISIN #CA8934561033 SEDOL #26      1,000     0.23    230.00
U S MICROBICS INC                              10,000     0.03    270.00
SOLAR ENERGY LTD COM NEW                        2,000     0.17    340.00
INTERNATIONAL SPORTS & MEDIA GROUP INC         25,000     0.02    475.00
MISSISSIPPI CHEMICAL CORP COM NEW               6,000     0.09    510.00
COMMERZBANK A G SPONSORED ADR                      30    20.62    618.60
HEINEKEN N V ADR                                   19    33.34    633.50
V LOAN FINL SVCS INC ISIN #AGP980381059        90,000     0.01    900.00
ADVANCED TISSUE SCIENCES INC Dividend Opti     14,025     0.10  1,402.50
VISUALMED CLINICAL SOLUTIONS CORP               1,000     1.51  1,510.00
IMMUNE NETWORK LTD COM NEW ISIN #CA4529253    125,000     0.01  1,625.00
MINEBEA LTD SPON ADR Estimated Yield 1.22%        189     8.72  1,648.84
RINCON RES INC                                 15,000     0.12  1,800.00
DBS GROUP HLDGS LTD SPONS ADR Estimated Yi         83    39.45  3,304.43
HEALTHNET INTL INC                              4,500 unavailab unavailable

                                                               691,737.50(67,470.49)
                                                                  Long     Short



                                 Vfinance, Inc.
                                December 31,2005
                                Trading Securites
                               Appendix A Table 4

       Description           Shares     Price        Long      Short
MEDICAL NUTRITION USA          (500)     2.65        0.00  (1,325.00)
ADVANTAGE CAP DEV CORP        5,011      0.03      125.28       0.00
AMERICAN RACING CAP IN       20,000      0.01      160.00       0.00
AMERICAN UNITED GOLD C        5,000      0.06      275.00       0.00
AMS HOMECARE INC COM N        5,000      0.06      290.00       0.00
BATTERY TECHNOLOGIES I       45,033  unavailab unavailable      0.00
BDC CAP INC                   5,000      0.02       95.00       0.00
BICO INC COM              1,314,000  unavailab unavailable      0.00
CALIFORNIA NEWS TECH            200      2.25      450.00       0.00
CALPINE CORPDividend O          300      0.21       62.40       0.00
CAPSOURCE FINL INC              497      0.61      303.17       0.00
CITYVIEW CORP LTD NEW         5,000      0.02       75.00       0.00
CYCOMM INTL INC COM NE    1,152,000  unavailab unavailable      0.00
DELI SOLAR USA INC COM            4      7.25       29.00       0.00
DIXON OIL & GAS INC CO       10,000      0.00       30.00       0.00
DYNAMIC RESOURCES CORP          800      0.87      696.00       0.00
EAST WEST DISTRIBUTION            9  unavailab unavailable      0.00
ENTHEOS TECHNOLOGIES I          500      0.60      300.00       0.00
EVOLVE ONE INC COM NEW        6,024      0.05      283.13       0.00
EZCOMM INC                      500      0.10       47.50       0.00
EZ2 COS INC COM               5,000      0.03      125.00       0.00
FOWLER OIL & GAS CORP           552      0.51      281.52       0.00
FREZER INC RSTD COM             750  unavailab unavailable      0.00
FRST VIRTUAL COMMUNICA        8,000      0.02      120.00       0.00
GLOBAL IT HLDGS INC NE       60,000  unavailab unavailable      0.00
GLOBAL LIGHT TELECOMMU        1,000  unavailab unavailable      0.00
GOLF COMMUNITIES OF AM       13,738  unavailab unavailable      0.00
GREAT AMERN FAMILY PAR        2,500      0.45    1,125.00       0.00
GULF COAST OIL & GAS I        5,000      0.03      145.00       0.00
IN TOUCH MEDIA GROUP I          500      0.27      135.00       0.00
INFLOT HLDGS CORP             1,200      0.01        9.60       0.00
INTERNATIONAL STAR INC        5,000      0.05      225.00       0.00
INTL AIRLINE SUPPORT G        4,000      0.02       80.00       0.00
INVICTA GROUP INC CDT        40,342      0.00       40.34       0.00
ITEMUS INC COM ISIN#CA      225,698  unavailab unavailable      0.00
IVISION GROUP LTD             6,500  unavailab unavailable      0.00
IWORLD PROJS & SYS INC       65,000      0.01      325.00       0.00
KRIFTER HLDGS INC COM        25,000      0.04    1,000.00       0.00
L INTL COMPUTERS INC              6      0.65        3.90       0.00
LANDSTAR INC                 10,000      0.01       50.00       0.00
LEGEND INTL HLDGS INC           500      2.80    1,400.00       0.00
LONG RD ENTMT INC COM        20,500      0.00       41.00       0.00
MADGE NETWORKS N V SHS          200  unavailab unavailable      0.00
MEG ATHLETICS CORP COM       10,000      0.00       10.00       0.00
METAL RECOVERY TECHNOL        5,000      0.00       20.00       0.00
MICHELEX CORP COM NEW         8,000      0.01       64.00       0.00
MICROART INC COM                140      0.01        1.40       0.00
MILINX MARKETING GROUP       10,000  unavailab unavailable      0.00
MILLENNIUM NATL EVENTS       25,025      0.01      250.25       0.00
MR3 SYSTEMS INC              10,000      0.03      250.00       0.00
OMNIMED INTL INC COM N           29     10.00      290.00       0.00
ONTV INC                     16,000      0.02      240.00       0.00
ORBIT BRANDS CORP COM        85,366      0.00       85.37       0.00
ORIOLE SYSTEMS INC.           5,000      0.00       20.00       0.00
PARADIGM OIL & GAS INC        5,000      0.08      390.00       0.00
PATRON SYS INC                5,000      0.05      250.00       0.00
PEAK ENTERTAINMENT HOL           20      0.29        5.80       0.00
RENO GOLD CORP                5,000      0.08      375.00       0.00
REWARD ENTERPRISES INC        5,000  unavailab unavailable      0.00
ROOMLINX INC                  5,000      0.01       25.00       0.00
ROYAL PET MEALS INC          10,000      0.00       30.00       0.00
RUDY 45 COM                     187      0.25       46.75       0.00
SBS INTERACTIVE CO            5,500      0.04      220.00       0.00
SCIENCE DYNAMICS CORP         1,000      0.07       65.00       0.00
SECURAC CORP COM                500      0.55      275.00       0.00
SILVERADO FINL INC               80      0.10        8.00       0.00
SNAP N SOLD CORP COM         10,000      0.02      160.00       0.00
SPORTSNUTS INC COM NEW        5,000      0.01       25.00       0.00
STRATEGIC MGMT & OPPOR        5,000      0.01       30.00       0.00
TELCO BLUE INC COM NEW       10,000      0.01      110.00       0.00
TERRACE VENTURES INC C        2,000      0.25      500.00       0.00
THEMESCAPES INC               1,000      0.01        5.00       0.00
TIGER TEAM TECHNOLOGIE       10,000      0.01       80.00       0.00
TOTAL MED ELECTIVE CAR        2,000  unavailab unavailable      0.00
TRINITY MED GROUP USA         7,000  unavailab unavailable      0.00
U S WIND FARMING INC          1,000      0.01       10.00       0.00
UNION EQUITY INC COM        125,000  unavailab unavailable      0.00
UNIPHYD CORP                 16,500      0.01      132.00       0.00
UNIPRO FINL SVCS INC C        4,618      0.70    3,232.60       0.00
UNIVERSAL ICE BLAST IN           83      0.05        4.15       0.00
WEBSKY INC COM PAR $0.          101      0.04        4.04       0.00
WIRELESS FRONTIER INTE        5,000      0.01       45.00       0.00
WORLD TRANS AUTH INC I       15,000      0.00       15.00       0.00
WORLDS.COM INC                6,000      0.01       30.00       0.00
ACT TELECONFERENCING I          142      0.19       26.98       0.00


ADSOUTH PARTNERS INC C          435      0.32      139.20       0.00
ADVANCED OXYGEN TECH I       10,020      0.01       80.16       0.00
AGENT 155 MEDIA GRP IN       10,000      0.01       50.00       0.00
AGRONIX INC COM               2,000      0.04       80.00       0.00
ALTERNATE ENERGY CORP           990      0.09       90.09       0.00
AMERICAN SPORT DEV GRP      100,500      0.00      301.50       0.00
AMERICANA PUBG INC COM       30,125      0.00       30.13       0.00
AMERSIN LIFE SCIENCES        10,000      0.02      200.00       0.00
ARETE INDS INC COM NEW       20,000      0.00       60.00       0.00
AUGRID CORP COM PAR $.        1,997      0.01       15.98       0.00
AVITAR INC NEWDividend        5,000      0.01       45.00       0.00
BEST HEALTH INC RSTD C          660  unavailab unavailable      0.00
BIMS RENEWABLE ENERGY         5,000      0.00       15.00       0.00
BIO LIFE LABS INC             5,000      0.01       50.00       0.00
BSI2000 INC                   1,500      0.03       43.50       0.00
CAMBRIDGE HEART INCDiv         (121)     0.74        0.00     (88.94)
CARGO CONNECTION LOGIS      280,000      0.00      560.00       0.00
CENTRAL WIRELESS INC         23,683  unavailab unavailable      0.00
CHINA DIRECT TRADING C        5,000      0.02      100.00       0.00
CIROND CORP                   5,000      0.01       50.00       0.00
COLLECTIBLE CONCEPTS G       55,223      0.00       55.22       0.00
COMMUNICATION RESH INC       20,000      0.02      440.00       0.00
COMPOSITE TECHNOLOGY C           10      1.22       12.20       0.00
CONECTISYS CORP COM NE       20,000  unavailab unavailable      0.00
CONSOLIDATED ECO SYSTE       30,000      0.00       60.00       0.00
CORRIDOR COMMUNICATION        6,000  unavailab unavailable      0.00
CSI BUSINESS FIN INC N       15,000      0.00       45.00       0.00
CYGNUS INC (DELAWARE)           455  unavailab unavailable      0.00
DCH TECHNOLOGY INCDivi       29,650      0.00      118.60       0.00
DIALOG GROUP INC             15,000      0.01      105.00       0.00
DIGITAL COLOR PRINT IN          175      0.02        3.50       0.00
EKNOWLEDGE GROUP INC C        2,450      0.02       49.00       0.00
ELITE FLIGHT SOLUTIONS       60,000  unavailab unavailable      0.00
ENERGY FINDERS INC               50      0.16        8.00       0.00
ENTRADA NETWORKS INCDi       10,026      0.00       30.08       0.00
EYI INDS INC* Due from          (20)     0.03        0.00      (0.50)
FAMILY ROOM ENTMT CORP        4,400      0.02       66.00       0.00
FCCC INC                         50      1.07       53.50       0.00
FORTUNE NAT RES CORPDi        3,500      0.01       35.00       0.00
GADZOOKS INCDividend O          250      0.01        3.50       0.00
GFY FOODS INC COM PAR         5,001  unavailab unavailable      0.00
GLOBAL RES CORP COM           5,000      0.01       70.00       0.00
GOLDEN EAGLE MINERALS        10,000      0.03      270.00       0.00
GTREX CAP INC                25,000      0.01      225.00       0.00
HEARTLAND INC MD                  8      0.32        2.56       0.00
HOP ON INC COM NEW           11,249      0.01       78.74       0.00
ICOA INC COM NEW              5,000      0.03      170.00       0.00
ICOWORKS INC NEW             11,000      0.01       55.00       0.00
INDOCAN RES INC              15,000      0.00       15.00       0.00
INFINICALL CORP               2,500      0.02       55.00       0.00
INFINIUM LABS INC            10,000      0.02      170.00       0.00
INGEN TECHNOLOGIES INC          125      0.09       11.25       0.00
INNOVA HLDGS INC              5,000      0.01       55.00       0.00
INSTACARE CORP N/C FRO        1,000      0.01        8.00       0.00
INTERACTIVE MOTORSPORT        5,000      0.02      110.00       0.00
ITRONICS INC                    750      0.05       37.50       0.00
JENANET COM INC               2,500      0.04      100.00       0.00
LASERLOCK TECHNOLOGIES        9,000      0.04      315.00       0.00
LEEP INC N/C FROM 5217           95      0.07        6.18       0.00
LIFELINE BIOTECHNOLOGI        1,939      0.01        9.70       0.00
LIFESTYLE INNOVATION I       12,000      0.01       60.00       0.00
LTWC CORP NO STOCKHOLD       16,323  unavailab unavailable      0.00
LUMENIS LTD SHS ISIN             18      2.22       39.96       0.00
MANHATTAN SCIENTIFIC I        2,500      0.06      142.50       0.00
MARMION INDS CORP COM         5,000      0.00       10.00       0.00
MED GEN INC COM PAR $0       11,000      0.02      165.00       0.00
MERA PHARMACEUTICALS I        1,000      0.02       16.00       0.00
METROPOLITAN MTG & SEC       80,000  unavailab unavailable      0.00
MICRO BIO MEDICAL WAST           66      0.30       19.80       0.00
MICRON ENVIRO SYS INC        20,000      0.01      240.00       0.00
MILITARY RESALE GROUP         1,000      0.01       10.00       0.00
MOONEY AEROSPACE GROUP            9      0.60        5.40       0.00
MYMETICS CORP COM             1,140      0.04       45.60       0.00
NATIONWIDE SAFE T PROP        5,000      0.00        5.00       0.00
NATUREWELL INC                5,000      0.00       10.00       0.00
NEOMEDIA TECH INC                21      0.30        6.38       0.00
NETIMPACT HLDGS INC           6,730      0.00       13.46       0.00
NEW HARVEST CAP CORP              7      1.55       10.85       0.00
NORD OIL INTL INC COM*           (8)     0.08        0.00      (0.60)
NORTH STAR DIAMONDS IN       10,000      0.01       70.00       0.00
NORTHLAND CRANBERRIES            50      0.20       10.20       0.00
NUTRALOGIX LABORATORIE          300      0.15       45.00       0.00
NUWAVE TECHNOLOGIES IN           17      0.08        1.36       0.00
OMDA OIL & GAS INC COM       19,035      0.00       76.14       0.00
OMEGA VENTURES GROUP I        5,003      0.03      125.08       0.00


OMNI NUTRACEUTICALS IN        2,240      0.00        2.24       0.00
PHOENIX INTEREST INC         20,000  unavailab unavailable      0.00
PICK UPS PLUS INC               600      0.01        7.80       0.00
PLANETLINK COMMUNICATI       20,000      0.00       80.00       0.00
PLASTICON INTL INC COM          (52)     0.00        0.00      (0.21)
POSEIDIS INC COM NEW          5,000      0.02      115.00       0.00
POWDER RIV BASIN GAS &        1,000      0.23      230.00       0.00
PRACTICEXPERT INC             5,000      0.03      130.00       0.00
PTS INC COM PAR $0.001       10,000      0.00       30.00       0.00
RIM SEMICONDUCTOR CO C          304      0.03        8.21       0.00
ROBOTIC VISION SYSTEMS       51,130      0.00       51.13       0.00
S3 INVT CO INC COM            5,000      0.00        5.00       0.00
SAFE TRAVEL CARE INC         60,000      0.00      240.00       0.00
SCHLOTZSKY'S INCDivide          (50)     0.01        0.00      (0.50)
SHELRON GROUP INC             5,000      0.06      300.00       0.00
SOY SLIM CORP RSTD COM          660  unavailab unavailable      0.00
SSYMW                           30       1.50        0.00       0.00
STRATUS SVCS GROUP INC       15,000      0.02      285.00       0.00
SUPERWIPES INC COM          746,700  unavailab unavailable      0.00
SURFACE TECH INC             40,000      0.00       40.00       0.00
SURGILIGHT INC               14,000      0.01      196.00       0.00
TDS TELEMEDICINE INC         10,000      0.01       80.00       0.00
TECTONIC NETWORK INC            300      0.01        1.80       0.00
TELENETICS CORP COM NE        2,000      0.01       20.00       0.00
TORBAY HLDGS INC              5,000      0.03      125.00       0.00
TVC TELECOM INC              24,135      0.00       24.14       0.00
ULTRADATA SYSTEMS INCD        5,300      0.04      185.50       0.00
UNIVERCELL HLDGS INC          5,000      0.01       55.00       0.00
USA BIOMASS CORPDivide          300      0.02        4.50       0.00
WI FI TV INC COM NEW             77  unavailab unavailable      0.00
WORLD AM INC COM PAR $        5,000      0.01       50.00       0.00
XRAYMEDIA INC                20,000      0.01      120.00       0.00
SUNLINK HEALTH SYS INC           30      1.50       45.00       0.00
AMAZON BIOTECH INC* Du       (1,000)     0.29        0.00    (290.00)
BROADCAST INTL INC NEW          300      2.25      675.00       0.00
WYSAK PETROLEUM INC CO         (155) unavailab unavailable      0.00
ADVANTAGE BK NJ* Due f          (60)    18.00        0.00  (1,080.00)
AMERICAN PALLET LEASIN       15,000      0.05      675.00       0.00
ARMSTRONG HLDGS INCDiv          130      1.55      201.50       0.00
BIOSPHERE DEVELOP CORP          (24) unavailab unavailable      0.00
BRIGHTSTAR INFORMATION          100      0.02        1.80       0.00
CHAMPION PARTS INC              100      0.72       72.00       0.00
CONOLOG CORP COM PAR $           10      0.91        9.10       0.00
CYBERKINETICS NEUROTEC           38      1.86       70.68       0.00
E DIGITAL CORP* Due fr       (5,610)     0.08        0.00    (426.36)
EQUITY 07-21-2005                                               0.00
EQUITY TECH & RES INC            60      0.03        1.92       0.00
FACTORY 2 U STORES INC        1,780      0.00        3.56       0.00
FONAR CORP                      100      0.68       68.00       0.00
GALAXY ENERGY CORP               29      1.14       33.06       0.00
HEMOSOL CORP COM NEW I           50      0.08        3.75       0.00
IDEA SPORTS ENTMT GROU        5,900      0.02      129.80       0.00
ITERIS INC NEW COM                1      2.40        2.40       0.00
LPBP INC CL A VTG ISIN           (6) unavailab unavailable      0.00
MOLECULAR IMAGING CORP       10,000      0.01       70.00       0.00
MONARCH SERVICES INC             70      0.81       56.70       0.00
NORSAT INTL INC ISIN#C        1,500      0.84    1,260.00       0.00
PACIFICHEALTH LABORATO          500      0.30      150.00       0.00
PARAFIN CORP COM                  2      0.06        0.12       0.00
PETROL OIL & GAS INC*           (15)     1.76        0.00     (26.40)
POWER2SHIP INC                   90      0.08        6.75       0.00
SAHARA EXPL CORP RESTR           (9) unavailab unavailable      0.00
SKINVISIBLE INC               3,020      0.18      543.60       0.00
SMSACTIVE TECHNOLOGIES        5,000      0.01       40.00       0.00
SPANTEL COMMUNICATIONS       10,000      0.02      150.00       0.00
SPATIALIGHT INCDividen          (16)     3.47        0.00     (55.52)
SPECTRUM PHARMACEUTICA            9      4.23       38.07       0.00
SPECTRX INCDividend Op          (20)     0.25        0.00      (5.00)
STORAGE ALLIANCE INC         38,000      0.01      228.00       0.00
SUREBEAM CORP CL ADivi        5,000      0.00       10.00       0.00
TELEGLOBE INTL HLDGS L           45      4.41      198.45       0.00
TRANSWORLD OIL & GAS L        5,000      0.01       55.00       0.00
U S PLASTIC LUMBER COR        5,000      0.01       40.00       0.00
UWINK INC                     3,500      0.27      945.00       0.00
VALENTIS INC COM NEW              3      2.14        6.42       0.00
VASOMEDICAL INCDividen        2,197      0.26      571.22       0.00
VENCOR INTL INC NEW           5,000      0.01       30.00       0.00
VERTICALNET INC COM NE           27      0.58       15.66       0.00
VITRIA TECHNOLOGY INC            21      2.66       55.86       0.00
WHX CORP COM NEW NO ST       ( 8)    unavailab unavailable      0.00
WINDSORTECH INC                  19      1.73       32.87       0.00
BINGO COM LTD ISIN #AI          100      0.61       61.00       0.00
CAMPBELL RESOURCES INC          300      0.12       36.90       0.00
CREATIVE GAMING INC              83      0.01        0.42       0.00
CYIOS CORP COM                   20      0.28        5.60       0.00


DIAMANT ART CORP COM I            6      0.01        0.03       0.00
DIAMOND POWERSPORTS IN          600      0.15       87.00       0.00
Dividend Option CashCa                                          0.00
EMPYREAN HLDGS INC            1,283      0.01        7.70       0.00
GEOPHYSICAL PROSPECTIN        5,000      0.03      125.00       0.00
INTERNATIONAL PHARMACY        5,000      0.00       15.00       0.00
JACOBSON RESONANCE ENT        5,000  unavailab unavailable      0.00
LAS VEGAS FROM HOME.CO            4      0.32        1.28       0.00
NETCO INVTS INC TEX CO        5,000      0.00        5.00       0.00
PURE CAP INC ISIN #CA7        1,762      0.02       28.19       0.00
SCIAX DEFENSE USA               666  unavailab unavailable      0.00
TRIANT TECH INC ISIN          5,000      0.56    2,820.00       0.00
ADVANCED OPTICS ELECTR          350  unavailab unavailable      0.00
A21 INC                          57      0.34       19.38       0.00
AMERICAN ENERGY GRP LT         (400)     1.90        0.00    (760.00)
AMITELO COMMUNICATIONS       25,000  unavailab unavailable      0.00
ANSCOTT INDS INC              4,432      0.04      177.28       0.00
ARIEL WAY INC N/C FROM            3      0.04        0.12       0.00
AVP INC COM NEW                 155      1.70      263.50       0.00
BERLINER COMMUNICATION           13      0.40        5.20       0.00
BLASTGARD INTL INC            2,500      0.62    1,550.00       0.00
CARIBBEAN DEVS INC COM       10,000  unavailab unavailable      0.00
CHINA BIOPHARMACEUTICA          300      1.30      390.00       0.00
CHINA ENTMT GRP INC CO          178      0.03        5.34       0.00
DIRECTVIEW INC               40,000      0.00      120.00       0.00
DIVERSIFIED CORPORATE         5,000      0.07      325.00       0.00
DRAGON CAP GROUP COM          5,000      0.03      135.00       0.00
DRAGON INTL GROUP CORP        3,300      0.08      270.60       0.00
EAUTOCLAIMS INC COM           1,420      0.30      418.90       0.00
ELEPHANT TALK COMMUNIC       10,000      0.05      500.00       0.00
ELINE ENTERTAINMENT GR       11,000      0.32    3,520.00       0.00
ENCLAVES GROUP INC COM          (10)     0.18        0.00      (1.80)
ENVIRO VORAXIAL TECH I          500      0.57      285.00       0.00
EUROTECH LTDDividend O       33,678      0.01      336.78       0.00
FLEXIINTERNATIONAL SOF          500      0.27      135.00       0.00
GENIO GROUP INC               2,000      0.01       22.00       0.00
HEARTSTAT TECHNOLOGY I           20      0.05        1.00       0.00
HOMELAND SEC GROUP INT       30,000      0.01      180.00       0.00
KENILWORTH SYS CORP           5,000      0.04      190.00       0.00
KSW INDS INC COM                  5      0.00        0.01       0.00
MACROCHEM CORP DEL              500      0.03       15.00       0.00
MAGNITUDE INFORMATION         5,000      0.08      385.00       0.00
MEDICAL SVCS INTL INC        49,500      0.00       49.50       0.00
MICROLEAGUE MULTIMEDIA        7,600  unavailab unavailable      0.00
MOBILE REACH INTL INC           271      0.70      189.70       0.00
MONEY CTRS AMER INC CO          625      0.37      231.25       0.00
ORDERPRO LOGISTICS INC          260      0.01        2.08       0.00
ORSUS XELENT TECHNOLOG           10      2.01       20.10       0.00
PALIGENT INC                  5,081      0.03      152.43       0.00
PAOLO NEV ENTERPRISES         5,000      0.05      250.00       0.00
PRODUCE SAFETY & SEC I       (5,000)     0.01        0.00     (30.00)
PROJECT GROUP INC            25,000      0.00       25.00       0.00
PROVO INTL INC COM NEW       14,973      0.01       74.87       0.00
RAVEN MOON ENTMNT WTS         8,500  unavailab unavailable      0.00
RAVEN MOON ENTMT INC C       35,000      0.00       35.00       0.00
RTG VENTURES INC              5,000      0.00       10.00       0.00
SAFEGUARD SEC HLDGS IN         (288)     1.70        0.00    (489.60)
SAGENT TECHNOLOGY INCD        2,452      0.02       49.04       0.00
SECURECARE TECHNOLOGIE          150      0.20       30.00       0.00
SECURITY FIRST INTL HL          (45)     1.95        0.00     (87.75)
SPATIALIZER AUDIO LABO        6,500      0.04      260.00       0.00
SUNWIN INTL NEUTRACEUT         (100)     0.23        0.00     (23.00)
SYSTEMS EVOLUTION INC        10,000      0.01      110.00       0.00
TECHLABS INC COM PAR $        6,500      0.36    2,340.00       0.00
THE FEINSTEIN REPORT I        9,532  unavailab unavailable      0.00
TRI S SEC CORP                   10      4.40       44.00       0.00
TRUE HEALTH INC COM PA           27      0.60       16.20       0.00
UC HUB GROUP INC              5,000      0.04      200.00       0.00
UCN INC                         350      1.77      619.50       0.00
UNIVERSAL MEDIA HLDGS        (5,000)     0.00        0.00     (10.00)
VIRTUALSCOPICS INC COM       (4,500)     7.30        0.00 (32,850.00)
VISION GLOBAL SOLUTION        5,000      0.28    1,400.00       0.00
WASTECH INC OKLA                 87      0.05        4.35       0.00
WENR CORP NEW                     7      0.01        0.08       0.00
2KSOUNDS CORP COM            53,000  unavailab       0.00       0.00
ABLE LABORATORIES INC           379      0.15       54.96       0.00
ACTIVEWORLDS CORP FORM        5,000  unavailab       0.00       0.00
ADS MEDIA GROUP INC              60      0.03        1.50       0.00
ADVANCED PLANT PHARMAC       25,000      0.00       25.00       0.00
ADVANTAGE CAP DEV CORP           10      0.03        0.25       0.00
ALLIXON CORP                 15,000      0.00       30.00       0.00
ALPHA SPACECOM INC COM          475      0.07       33.73       0.00
ALR TECH INC                     59      0.08        4.72       0.00
AMELOT HLDGS INC N/C F       10,609      0.00       42.44       0.00
AMERICAN COMM SOLUTION        8,411      0.01      117.75       0.00


AMERICAN PETE GROUP IN           50      0.12        6.00       0.00
API ELECTRONICS GRP CO           47      4.70      220.90       0.00
ARC WIRELESS SOLUTIO N        1,000      0.10      100.00       0.00
AUSTIN MED TECH INC CO       10,000      0.00       40.00       0.00
BEVSYSTEMS INTL INC NE      113,750  unavailab unavailable      0.00
BMC INDS INC MINNDivid       69,405      0.00       69.41       0.00
BROADBAND WIRELESS INT          100  unavailab unavailable      0.00
CALEDONIA MINING CORPD        3,000      0.10      285.00       0.00
CELERITY SYS INC COM N       40,000      0.00       80.00       0.00
COASTAL HLDGS INC COM         5,029  unavailab unavailable      0.00
COASTAL HOLDINGS INC R        1,000  unavailab unavailable      0.00
COLORADO OIL AND GAS I           20  unavailab unavailable      0.00
CRITICAL PATH INC COM            87      0.27       23.49       0.00
CT HOLDINGS INCDividen       17,500      0.01       87.50       0.00
DALRADA FINL CORP            12,401      0.00       49.60       0.00
DANGELO BRANDS INC COM           25      0.75       18.75       0.00
DEEP FIELD TECHNOLOGIE           10      0.04        0.38       0.00
DIABETEX INTL CORP           16,497      0.00       16.50       0.00
DIGILAVA INC                  6,000      0.01       48.00       0.00
DNAPRINT GENOMICS INC           865      0.02       18.17       0.00
DREAM MARKETING INC RE            7  unavailab unavailable      0.00
E MED FUTURE INC              1,000      0.05       47.00       0.00
EARTH SEARCH SCIENCES            50      0.11        5.25       0.00
ELEPHANT TALK (RESTRIC            5  unavailab unavailable      0.00
EMERGING ENTERPRISES S       (4,900) unavailab unavailable      0.00
ENDEVCO INC TX                3,399      0.04      118.97       0.00
ENDOVASC INC NEV              5,000      0.02      105.00       0.00
EPIC FINANCIAL CORP           5,000      0.02       75.00       0.00
EVOLVE SOFTWARE INC NE        2,030  unavailab unavailable      0.00
FEMONE INC                    5,000      0.01       60.00       0.00
FINANCIAL ACCESS SOLUT          167      0.03        4.34       0.00
FINELINE HOLDINGS INC           358      0.03       10.74       0.00
FIRSTWAVVE TECHNOLOGIE          100      1.75      175.00       0.00
FORTEL INC CALIFDivide      256,435  unavailab unavailable      0.00
FRIENDLY ENERGY CORP         10,000      0.05      500.00       0.00
GENELABS TECHNOLOGIES            (2)     1.85        0.00      (3.70)
GLOBAL CONCEPTS LTD CO       15,000      0.00       15.00       0.00
GLOBETRAC INC                 2,500      0.01       30.00       0.00
GO ONLINE NETWORKS COR       32,211      0.00       32.21       0.00
GOLDEN PHOENIX MINERAL        5,250      0.16      840.00       0.00
GOLDSPRING INC                5,000      0.02      110.00       0.00
GRAPHON CORP                    300      0.19       57.00       0.00
GROEN BROS AVIATION IN        1,000      0.22      220.00       0.00
HARVEY WESTBURY CORP             65      0.17       10.73       0.00
HEARTSOFT INC                32,788  unavailab unavailable      0.00
HOUSE OF BRUSSELS CHOC           19      0.39        7.41       0.00
ILIVE INC COM NEW             3,627  unavailab unavailable      0.00
IMMUNE RESPONSE CORP          1,400      0.08      117.60       0.00
INSEQ CORP N/C FROM 45       10,000      0.00       20.00       0.00
INTEGRATED SOFTWARE DE        5,299  unavailab unavailable      0.00
INTELLIGENT SEC NETWOR            1      0.13        0.13       0.00
INTERSPACE ENTERPRISES      104,642  unavailab unavailable      0.00
IVOICE INC                  275,500  unavailab unavailable      0.00
IVOICE TECHNOLOGY INC            10      0.01        0.11       0.00
JORDYN TAYLOR PPTYS IN       10,000      0.03      270.00       0.00
LAS VEGAS RESORTS CORP            3      6.00       18.00       0.00
LION CAP HLDGS INC           15,000      0.01       75.00       0.00
M PWR ENTMT INC                  30      0.05        1.47       0.00
MAGNUM D OR RES INC              67      0.02        1.54       0.00
MALERS INC                   10,000      0.00       10.00       0.00
MAXIMUM DYNAMICS INC*        (3,800)     0.00        0.00      (3.80)
MCLEODUSA INC FORMERLY       31,091      0.01      342.00       0.00
MERGENCE CORP                   250      0.00        1.00       0.00
MICROMEM TECHNOLOGIES           200      0.66      132.00       0.00
MOTIVNATION INC COM NE         (108)     0.30        0.00     (32.40)
NANNACO INC COM PAR 0.          129      0.02        3.10       0.00
NEXPRISE INC NEW COM N           13      0.38        4.94       0.00
NEXT INC                         30      0.80       24.00       0.00
NORTHPOINT COMMUNICATI          335      0.00        0.34       0.00
NUENERGY GROUP INC           10,795      0.00       43.18       0.00
PRESCIENT APPLIED INTE          932      0.12      111.84       0.00
PRIMEHOLDINGS.COM INC           550  unavailab unavailable      0.00
PROTON LABORATORIES IN           25      0.34        8.50       0.00
R TEC HLDG INC                5,000      0.01       40.00       0.00
REALITY WIRELESS NETWO            1      0.00  unavailable      0.00
RESTRICTED ADVANCED SO           40  unavailab unavailable      0.00
RMD ENTMT GROUP               5,000      0.00       15.00       0.00
ROANOKE TECHNOLOGY COR      168,472  unavailab unavailable      0.00
SCORES HLDG INC COM NE       79,156      0.01      712.40       0.00
SENTEX SENSING TECHNOL        5,138      0.01       51.38       0.00
SKYBRIDGE WIRELESS INC          978      0.00        0.98       0.00
SMALL TOWN RADIO INC N        6,991      0.01       55.93       0.00
SOLPOWER CORP                    28      0.10        2.80       0.00
SOUTHERN COSMETICS INC      (10,000)     0.08        0.00    (750.00)
SPEECHSWITCH INC CL A            10      0.02        0.23       0.00


STRAT PETE LTD COM NEW            1      0.10        0.10       0.00
TENFOLD CORP                    750      0.21      157.50       0.00
TERAFORCE TECHNOLOGY C          780  unavailab       0.00       0.00
THE CLASSICA GROUP INC       35,790      0.00       35.79       0.00
TRAVLANG INC                 10,000  unavailab       0.00       0.00
TRIANGLE MULTI-MEDIA I       25,915  unavailab       0.00       0.00
TRIMFAST GROUP INC COM        5,000      0.01       35.00       0.00
TROPICAL BEVERAGE INC         5,000      0.01       30.00       0.00
U S MEDSYS CORP                 500      0.15       73.50       0.00
U S WIRELESS DATA INC            57      1.65       94.05       0.00
UNGAVA MINERALS CORP I        3,500      0.08      280.00       0.00
UNICO INC COM                12,000      0.01       60.00       0.00
UNITED SPECIALTIES INC       75,170      0.00      225.51       0.00
UNIVERSAL AUTOMOTIVE I       85,255      0.00       85.26       0.00
UNIVERSAL EXPRESS INC        12,102      0.00       12.10       0.00
US WIRELESS DATA INC C        7,500  unavailab       0.00       0.00
USA TECHNOLOGIES INC*        (3,000)     0.11        0.00    (333.00)
VERIDIUM CORP                15,000      0.02      300.00       0.00
VIE FINL GROUP INC COM           21      0.03        0.63       0.00
WAVE WIRELESS CORP COM            3      0.13        0.39       0.00
WORLDWIDE HOLDINGS COR       45,000      0.00        0.45       0.00
ZAP COM NEW                       4      0.26        1.04       0.00
ZKID NETWORK COMPANY R          225  unavailab       0.00       0.00
ZOOLINK CORP                    400      0.00        1.20       0.00
Worthless Securities                             3,914.34       0.00
MAPLE GROVE MINN HEALT       75,000     95.13   71,343.75       0.00
LAKOTA OHIO LOC SCH DI       40,000     98.74   39,497.20       0.00
MONTANA FAC FIN AUTH H      200,000     95.43  190,866.00       0.00
MONTANA FAC FIN AUTH H      150,000     94.24  141,366.00       0.00
APPLIED DEVICES CORP N          100  unavailab unavailable      0.00
AVALON DIGITAL MARKETI      ( 2) *   unavailab unavailable      0.00
BOTTOMLINE HOME LN INC           10  unavailab unavailable      0.00
GENERAL DEVICES INC CO           30      1.10       33.00       0.00
INFOTECH MGMT INC             2,000  unavailab unavailable      0.00
INTL CONSUMER BRANDS I          200  unavailab unavailable      0.00
MANHATTAN BAGEL INC NO          400  unavailab unavailable      0.00
NEXIA HLDGS INC COM NE            2  unavailab unavailable      0.00
QINTEX ENTMT INC              3,000  unavailab unavailable      0.00
QUANTUM DIAGNOSTICS LT       15,500  unavailab unavailable      0.00
QUIKTRAK 20 C FPO .5 A            1  unavailab unavailable      0.00
QUIKTRAK NETWORKS PLC             3      0.04        0.11       0.00
SCIENTIFIC BIOMED APPL       50,000  unavailab unavailable      0.00
SPORTSTOWN INC NO STKH        4,900  unavailab unavailable      0.00
SUBSTANCE ABUSE TECH I          300  unavailab unavailable      0.00
WESTERN LAND & RESOU R           80  unavailab unavailable      0.00
WORLDWIDE HOLDINGS COR            1      0.00  unavailable      0.00
Global Securities                                5,687.08       0.00
ADVAXIS INC                   3,000      0.21      627.00       0.00
BIG CITY RADIO INC CL         1,000  unavailab unavailable      0.00
CELERITEK INCDividend         2,000      0.15      290.00       0.00
SAFETEK INTL INC COM P          100      0.15       15.00       0.00
TROY GROUP INCDividend          481      2.90    1,394.90       0.00
AMERICAN MED TECHNOLOG        3,000      0.17      495.00       0.00
ASP VENTURES CORP COM         5,000      0.01       50.00       0.00
ATSI COMMUNICATIONS IN           40      0.21        8.40       0.00
BRILLIANT DIGITAL ENTM       10,000      0.01       90.00       0.00
CASH 4 HOMES 247             10,000  unavailab unavailable      0.00
CASTLEGUARD ENERGY INC       25,000      0.02      475.00       0.00
COMDISCO HLDG CO INC C           (1)     0.32        0.00      (0.32)
COOLSAVINGS INC                 125      0.80       99.38       0.00
COUNTY LINES RES INC          2,600      0.25      650.00       0.00
CROSS ATLANTIC LIFE &         5,000      0.01       45.00       0.00
DATAMETRICS CORP COM N       15,000      0.02      300.00       0.00
DATASCENSION INC COM N          100      0.24       24.00       0.00
DIATOM CORP N/C FROM 3       (2,040)     0.16        0.00    (326.40)
DIVERSIFIED THERMAL SO            6      0.24        1.44       0.00
EKWAN X INC                 500,000      0.00      500.00       0.00
EPOCH HLDG CORP                  55      6.00      330.00       0.00
EPOD INTL INC                   700      0.83      581.00       0.00
EVOLVING GOLD CORP ISI        7,500      0.25    1,875.00       0.00
FALCON RIDGE DEV INC         50,000      0.01      250.00       0.00
FEDERAL RESOURCES CORP          325      0.01        1.63       0.00
GARDENBURGER INC Divid       15,000      0.01       75.00       0.00
GLOBAL BUS INFO DIRECT        5,000      0.00        5.00       0.00
GOLIATH RES INC              10,000      0.10    1,000.00       0.00
HEALTHNET INTL INC            4,500  unavailab unavailable      0.00
INTERNATIONAL FOOD PRO        6,000      0.04      210.00       0.00
LAMPERD LESS LETHAL IN          105      0.40       42.00       0.00
LKA INTL INC                    620      0.40      248.00       0.00
MEGAMANIA INTERACTIVE        10,000      0.01      120.00       0.00
MEIER WORLDWIDE INTERM       15,000      0.02      225.00       0.00
MISSISSIPPI CHEMICAL C        6,000  unavailab unavailable      0.00
NETWORK COMPUTING DEVI       25,000  unavailab unavailable      0.00
NEW YORK REGIONAL RAIL        5,000      0.02      120.00       0.00
NON INVASIVE MONITORIN          300      0.29       87.00       0.00


NP ENERGY CORP COM NO       200,000      0.00      200.00       0.00
PAN AMER RELATIONS RST          250  unavailab unavailable      0.00
PANGEA PETROLEUM CORP        10,000      0.01       90.00       0.00
PLAINTREE SYS INC ISIN       32,500      0.01      325.00       0.00
PLATINUM SUPER YACHTS         6,000      0.02      108.00       0.00
POWERHOUSE TECHNOLOGIE          600      0.66      396.00       0.00
PRO TECH COMM INC             5,000      0.01       40.00       0.00
PURCHASE PT MEDIA CORP       20,000      0.02      300.00       0.00
SAFE TECHS INTL INC         303,900      0.00      303.90       0.00
SATELINX INTL INC COM        15,000      0.03      465.00       0.00
SENTICORE INC COM NEW        45,000      0.00      135.00       0.00
SHARP HLDG CORP              50,000      0.01      250.00       0.00
TASTY FRIES INC COM PA       10,000      0.01       60.00       0.00
TOWER AUTOMOTIVE INC D        3,200      0.07      208.00       0.00
TRANSPORTATION SAFETY         3,000      0.01       30.00       0.00
TURINCO INC COM NEW             500      1.75      875.00       0.00
U S MICROBICS INC             5,000      0.02       90.00       0.00
WYSAK PETE INC               20,000      0.02      300.00       0.00
SUCCESS                       asstd              5,279.73       0.00
AAMPRO GROUP INC             26,000      0.01      130.00       0.00
ACTIVECORE TECHNOLOGIE         (600)     0.07        0.00     (42.00)
AMERICAN CARESOURCE HO           50      5.47      273.50       0.00
AMERICAN WAY BUSINESS        10,000      0.00       40.00       0.00
AUTOTRADECENTER INC CO           54      1.75       94.50       0.00
BANYAN CORP ORE COM NO       10,000      0.01       50.00       0.00
BLUE DIAMOND VENTURE I        5,000      0.03      150.00       0.00
BROADBAND INC                 5,000      0.00       15.00       0.00
BRONX VENTURES INC ISI           (1)     2.15        0.00      (2.15)
CENTREX INC COM NEW             135      0.07        9.45       0.00
CENTURY TECHNOLOGIES I          167  unavailab unavailable      0.00
CHINA CABLE & COMMUNIC        1,000      0.01       12.00       0.00
CHINA HEALTH HLDG INC        (1,394)     0.13        0.00    (181.22)
CHINA PHARMACEUTICALS             1      0.03        0.03       0.00
CHINA PPTYS DEVS INC C         (150)     0.50        0.00     (75.00)
COMMUNICATIONS SYS INC       62,000      0.02      992.00       0.00
CONTL INVESTMENTS CORP       10,000      0.02      200.00       0.00
CORONADO INDUSTRIES IN        5,000      0.01       45.00       0.00
CORP COM PAR $0.01 Opt         (496)     0.95        0.00    (468.72)
CYBERHAND TECHNOLOGIES        5,000      0.05      250.00       0.00
CYBERTEL CAP CORP COM            (4)     0.03        0.00      (0.10)
CYOP SYS INTL INC COM         5,000      0.02       80.00       0.00
DEFENSE TECHNOLOGY SYS        5,000      0.02      115.00       0.00
DETEX SEC SYS INC COM            (1)     5.00        0.00      (5.00)
DIRECT RESPONSE FINL S      (22,000)     0.01        0.00    (154.00)
DRAGON GOLD RES INC           5,000      0.05      270.00       0.00
E SIM LTD                        31      0.13        4.03       0.00
EACO CORP                       160      1.57      251.20       0.00
EDULINK INC                     600  unavailab unavailable      0.00
ENTMT GROUP INC               2,000      0.08      150.00       0.00
ERF WIRELESS INC COM            450      3.00    1,350.00       0.00
ETELCHARGE.COM INC           10,000      0.06      580.00       0.00
EXPLORATIONS GROUP INC       11,575      0.02      185.20       0.00
FALCON PRODS INC NO ST       10,000      0.00       20.00       0.00
FILTERS INC                     300      0.44      132.00       0.00
FINL CORP                       300      0.13       39.00       0.00
FIRSTPLUS FINANCIAL GR        3,000      0.19      570.00       0.00
FORCE PROTN INC COM NE        1,534      0.78    1,196.52       0.00
FORLINK SOFTWARE CRP I        1,000      0.08       75.00       0.00
FTS GROUP INC                 2,000      0.03       60.00       0.00
GAMING INC                        3      0.45        1.35       0.00
GENELINK INC                    500      0.09       45.00       0.00
GIANT MOTORSPORTS INC           500      0.69      345.00       0.00
GLIATECH INC Dividend       360,600  unavailab unavailable      0.00
GLOBAL DIVERSIFIED IND        5,000      0.08      375.00       0.00
GLOBALNET CORP            1,302,000  unavailab unavailable      0.00
GLOBALSCAPE INC                 203      1.11      225.33       0.00
GOLDTECH MNG CORP NEV         5,000      0.11      550.00       0.00
GRANT LIFE SCIENCES IN       10,000      0.02      210.00       0.00
GREEN MTN CAP INC COM       330,025  unavailab unavailable      0.00
GREENSHIFT CORP               1,096      0.10      111.79       0.00
GREENWIND PWR CORP USA         (100)     1.10        0.00    (110.00)
GULFPORT ENERGY CORP *          (70)    12.05        0.00    (843.50)
GWIN INC * Due from yo       (4,500)     0.04        0.00    (189.00)
H QUOTIENT INC                  511      0.17       86.87       0.00
HABER INC                     5,000      0.11      550.00       0.00
HARD TO TREAT DISEASES         (600)     0.01        0.00      (3.00)
HEMPTOWN CLOTHING INC          (100)     0.35        0.00     (35.00)
HLDGS INC COM NEW            10,000  unavailab unavailable      0.00
HLDGS INC Due from you           (8) unavailab unavailable      0.00
HORIZON OFFSHORE INC D         (200)     0.66        0.00    (132.00)
HUFFY CORP NO STOCK HL       10,000  unavailab unavailable      0.00
IBIZ TECHNOLOGY CORP C          100  unavailab unavailable      0.00
IDENTA CORP * Due from       (5,000)     0.01        0.00     (60.00)
IDI GLOBAL INC                  100      0.14       13.70       0.00
IMAGIN MOLECULAR CORP         6,000      0.04      240.00       0.00


ION NETWORKS INC                 50      0.17        8.50       0.00
INC COLO COM                  4,149  unavailab unavailable      0.00
INCENTRA SOLUTIONS INC          400      1.40      560.00       0.00
INFORMATION ARCHITECTS          185      0.04        6.48       0.00
INFORMATION RES INC LI         (100)     0.32        0.00     (32.00)
INNOVATION HLDGS COM P            1      0.21        0.21       0.00
INTERACTIVE BRAND DEV        (1,000)     0.08        0.00     (80.00)
INTERPLAY ENTERTAINMEN          100      0.01        0.80       0.00
ITEX CORP COM PAR FORM          240      0.60      144.00       0.00
JACKSON RIVS CO COM PA        5,000      0.00       15.00       0.00
JUPITER GLOBAL HLDGS C       50,000      0.00       50.00       0.00
KEY GOLD CORP                   500      0.15       75.00       0.00
KNOCKOUT HLDGS INC            7,000      0.12      840.00       0.00
KOREA THRUNET CO LTD S           26  unavailab unavailable      0.00
LEVCOR INTL INC                 858      0.75      643.50       0.00
LIFELINE THERAPEUTIC I        1,000      1.95    1,950.00       0.00
LORAL SPACE & COMMUNCA       11,895      0.01       95.16       0.00
MARX TOYS & ENTMT CORP       10,000  unavailab unavailable      0.00
MAUI GEN STORE INC           13,900      0.12    1,668.00       0.00
MEDIAMAX TECHNOLOGY CO        5,000      0.02       75.00       0.00
MPTV INC COM NEW * Due       (8,500) unavailab unavailable      0.00
MT ULTIMATE HEALTHCARE       26,350      0.00       52.70       0.00
MYMEDICALCD LTD COM NE       30,000      0.00       30.00       0.00
NANOSIGNAL CORP INC       1,881,000  unavailab unavailable      0.00
NCT GROUP INC Dividend        5,200      0.00       20.80       0.00
NOCOPI TECHNOLOGIES IN          200      0.09       18.00       0.00
NOFIRE TECH INC               5,000      0.07      350.00       0.00
NOTIFY TECHNOLOGY CORP        2,000      0.03       60.00       0.00
OCTUS INC COM PAR $0.0           56      0.15        8.40       0.00
ONE CORP COM NEW                500      0.00        0.50       0.00
ONE PUNCH PRODUCTIONS            (1)     2.40        0.00      (2.40)
ORGANETIX INC                10,330      0.01      103.30       0.00
PARADIGM MEDICAL INDUS        5,000      0.00       20.00       0.00
PATIENT INFOSYSTEMS IN          600      1.05      630.00       0.00
PATRIOT GOLD CORP               700      0.24      168.00       0.00
PEABODYS COFFEE INC NE       60,932      0.00       60.93       0.00
PERMA-FIX ENVIRONMENTA          100      1.67      167.00       0.00
PIEDMONT MNG CO             (10,000)     0.10        0.00    (950.00)
PLATFORMS WIRELESS INT          850      0.01        4.25       0.00
POWER 3 MED PRODS INC         3,027      0.13      393.51       0.00
POWERCOLD CORP                1,900      0.70    1,330.00       0.00
PRIMEHOLDINGS.COM INC     2,000,000  unavailab unavailable      0.00
PUBLIC CO MGMT CORP CO        2,000      0.51    1,020.00       0.00
PURE H2O BIO-TECH INC        15,000      0.00       30.00       0.00
QUALITY RESTAURANT VEN      355,000      0.00      355.00       0.00
QUEST PRODUCTS CORP *       (10,000)     0.00        0.00     (40.00)
RADIX MARINE INC             20,000      0.00       40.00       0.00
RIVERSTONE NETWORKS IN        1,627      0.57      927.39       0.00
SAVI MEDIA GROUP INC C        5,000      0.01       55.00       0.00
SILVER SCREEN STUDIOS        37,020      0.00       74.04       0.00
SILVERADO GOLD MINES L         (300)     0.05        0.00     (15.60)
SK RLTY VENTURES INC             50  unavailab unavailable      0.00
STARINVEST GROUP INC C        5,000      0.04      215.00       0.00
THIRD MILLENNIUM INDS        10,000      0.00       20.00       0.00
TRANS ENERGY INC COM P          334      0.80      267.20       0.00
WORLD TELECOM INC RSTD          500  unavailab unavailable      0.00
ABN AMRO BK N V LONDON        5,000     94.60    4,730.00       0.00
FEDERAL HOME LN MTG CO       25,000     93.68   23,420.75       0.00
GENERAL MTRS ACCEP COR       10,000     80.83    8,083.30       0.00
GENERAL MTRS ACCEP CPS       10,000     85.00    8,499.70       0.00
                                               596,016.38 (42,421.49)


                                 VFinance, Inc.
                               Appendix A Table 5
                                December 31, 2004
                                    WARRANTS

               Description               CUSIP    Quantity     Exp      Exercise  Price on   Black   Value at  Value at  Unrealized
                                                                         Price    12/31/04  Scholes  12/31/04  12/31/04  Gain (Loss)

 A21 INC                                  ATWO.OB    55,000   8/1/2007     1.25     0.13
 A21 INC                                  ATWO.OB    30,000  12/1/2007     1.50     0.13
 A21 INC                                  ATWO.OB    30,000  1/31/2008     1.75     0.13
 ALPIEN AIR EXPRESS INC                   ALPE.OB    23,875  1/26/2008     1.02     0.48
 AUTO DATA NETWORK INC                   ADNWE.OB     5,700  3/10/2009     1.90     2.06      0.48   2,736.00   2,109.00    627.00
 BERDY MEDICAL SYSTEMS INC                           97,280   3/1/2007
 BRIGHTCUBE INC                           BRCU.PK    48,000  2/19/2007     0.09        -
 BRIGHTCUBE INC                           BRCU.PK    63,600  3/21/2007     0.09        -
 AIMSI TECH (CARMINA)                     AIMT.OB       325  5/13/2006   636.00        -
 COM GUARD COM INC                        CGUD.OB    87,500 11/05/2007     0.50     0.06
 E CHX INC                                           16,147 12/31/2008     2.00
 EAGLE SUPPLY GROUP INC                    EEGL      19,665  5/31/2007     3.50        -
 FREESTAR TECHNOLOGIES                    FSRT.OB   210,000  3/20/2005              0.22
 HBOA COM INC                                       500,625  3/09/2005     1.50        -
 IGAMES ENTMT INC                         IGME.OB    96,000  3/18/2008     1.00        -
 JUNIPER GROUP INC                        JUNI.OB    29,750  4/18/2006     0.31     0.27         -          -   1,190.00  (1,190.00)
 LOCATEPLUS HOLDINGS CORP                            20,000  5/23/2008     0.19     0.08                                          -
 MOBILE REACH INTL INC                    MBRI.OB   298,709  3/31/2006     0.32     0.05
 NATIONAL MGMT CONSULTING CORP                       93,750 12/15/2005     0.50
 NATIONAL MGMT CONSULTING INC                       182,875  7/23/2005     1.50
 NETWOLVES CORP                            WOLV       1,310  10/9/2006     1.00     1.01      0.18      235.8          -     235.80
 NEW DRAGON ASIA CORP                                 1,500  3/28/2005             15.00                15.00      15.00          -
 NEW WORLD BRANDS INC                     NWBD.OB    30,000  1/16/2007     0.54     0.29
 PRIMARY BUSINESS SYS INC                 PYBS.OB    50,000  4/16/2006              0.01
 PROFESSIONAL TRANSPORTATION  GROUP       TRUC.PK    50,000   2/3/2005        -        -
 QUANTECH LTD                            QTCHQ.PK    90,000  1/31/2007     0.01        -
 RAMP CORP                                  RCO       5,188   3/5/2009    48.00     3.47
 RASER TECHNOLOGIES                       RSTG.OB    11,940  3/11/2004     3.05                  -          -  19,939.80 (14,447.40)
 RASER TECHNOLOGIES                       RSTG.OB    54,672  9/30/2009     8.55     8.55      1.16  63,419.52          -  63,419.52
 SAFLINK CORP                              SFLK      19,000  10/1/2007     2.60     2.78      0.61  11,590.00          -  11,590.00
 SENSE HLDGS INC                          SEHO.OB   246,305  2/28/2007              0.17
 SENSE HLDGS INC                          SEHO.OB    12,200  9/11/2008     0.50     0.17
 SENSE HLDGS INC                          SEHO.OB    12,200 10/25/2007     0.50     0.17
 TELKONET INC                               TKO      16,625  5/20/2006     2.97     5.56       2.9  48,212.50   5,985.00  42,227.50
 THE FINX GROUP INC                       FXGP.OB 2,887,500                0.04
 VALIDIAN CORP                            VLDI.OB   422,295 12/31/2006     0.50     0.48         -          -  29,560.65 (29,560.65)
 VERTEX INTERACTIVE INC                   VETX.OB    82,500  7/10/2006     2.16     0.09
 VIALINK CO DEL SER C-P                   VLNK.OB    35,000  3/26/2007     0.15     0.04
 VIRTGAME CORP                            VGTI.OB    12,000  3/19/2005     0.25     0.40      0.19   2,280.00   3,000.00    (720.00)
 YOURHOMEDIRECT COM INC                              21,000  3/19/2007     4.00        -
 YOURHOMEDIRECT COM INC                              21,000  3/19/2007     2.25        -
TOTAL VALUE                                                                                        128,488.82


                                 VFinance, Inc.
                               Appendix A Table 6
                                December 31, 2005
                                    WARRANTS


             Description           CUSIP     Quantity     Exp      Exercise   Mkt Price  Black Scholls Black Scholls  Unrealized
                                                                   Price     @ 12.31.05   @ 12.31.05    Mkt Value     Gain (Loss)

A21 INC                         ATWO.OB        55,000    8/1/2007   1.25        0.34           -             -             -
A21 INC                         ATWO.OB        30,000   12/1/2007   1.50        0.34           -             -             -
A21 INC                         ATWO.OB        30,000   1/31/2008   1.75        0.34           -             -             -
ALPIEN AIR EXPRESS INC          ALPE.OB        23,875   1/26/2008   1.02           -           -             -             -
AUTO DATA NETWORK INC           ADNW.pk         5,700   3/10/2009   1.90        0.91           -             -             -
BERDY MEDICAL SYSTEMS INC                      97,280    3/1/2007   UNKNOWN                    -             -             -
BRIGHTCUBE INC                  BRCU.PK        48,000   2/19/2007   0.09           -           -             -             -
BRIGHTCUBE INC                  BRCU.PK        63,600   3/21/2007   0.09           -           -             -             -
BULLION RIVER GOLD              BLRV.OB        30,487  12/16/2007  1.000        0.45           -             -       (609.74)
AIMSI TECH (CARMINA)            AIMT.OB           325   5/13/2006 636.00      0.0001           -             -             -
COM GUARD COM INC               CGUD.OB        87,500   11/5/2007   0.50       0.035           -             -             -
E CHX INC                                      16,147  12/31/2008   2.00                       -             -             -
EAGLE SUPPLY GROUP INC          EEGL           19,665   5/31/2007   3.50                       -             -             -
Money Center AM                 MCAM.OB        96,000   3/18/2008   1.00        0.37           -             -             -
(Old= IGAMES ENTMT INC)
IMEDIA                          IMNL.OB        23,875    1/1/2007   1.75        0.24           -             -             -
JUNIPER GROUP INC               JUNI.OB        29,750   4/18/2006   0.31        0.03           -             -             -
LOCATEPLUS HOLDINGS CORP                          400   5/23/2008   9.63        3.05           -             -             -
MAVERICK OIL & GAS              MVOG.OB        15,500   1/28/2008   1.20        0.81           -             -             -
MOBILE REACH INTL INC           MOBR.OB         3,734   3/31/2006   0.32        0.80           -             -             -
NETWOLVES CORP                  WOLV            1,310   10/9/2006   1.00       0.270           -             -             -
NEW WORLD BRANDS INC            NWBD.OB        30,000   1/16/2007   0.54        0.25           -             -             -
PRIMARY BUSINESS SYS INC        PYBS.OB         6,250   4/16/2006   UNKNOWN        -           -             -             -
QUANTECH LTD                    QTCHQ.PK       90,000   1/31/2007   0.01      0.0001           -             -             -
RAMP CORP                       RCOCQ           5,188    3/5/2009  48.00       0.005           -             -             -
SAFLINK CORP                    SFLK           19,000   10/1/2007   2.60        0.79           -             -             -
SENSE HLDGS INC                 SEHO.OB       246,305   2/28/2007   0.50        0.26           -             -             -
SENSE HLDGS INC                 SEHO.OB        12,200   9/11/2008   0.50        0.26           -             -             -
SENSE HLDGS INC                 SEHO.OB        12,200  10/25/2007   0.50        0.26           -             -             -
TELKONET INC                    TKO            16,625   5/20/2006   2.97        4.15        1.23     20,448.75      6,317.50
THE FINX GROUP INC              SCTCE          11,550   1/15/2007   0.04        0.03           -             -             -
VALIDIAN CORP                   VLDI.OB       422,295  12/31/2006   0.50        0.21           -             -             -
VERTGAME CORP                   VGTI.OB         4,857  12/31/2008   0.70                       -             -             -
VERTEX INTERACTIVE INC          VETX.OB        82,500   7/10/2006   2.16            -          -             -             -
VIALINK CO DEL SER C-P          VLNK.OB        35,000   3/26/2007   0.15                       -             -             -
YOURHOMEDIRECT COM INC                         21,000   3/19/2007   4.00                       -             -             -
YOURHOMEDIRECT COM INC                         21,000   3/19/2007   2.25                       -             -             -

TOTAL VALUE                                                                                          20,448.75      5,707.76